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FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549



03027148


RECD S.E.C.
JUL 1 5 2003
1086

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of July 2003 (Second Filing)

Commission File Number: 0-29150

Randgold & Exploration Company Limited
(Translation of registrant's name into English)

5 Press Avenue, Selby, Johannesburg, South Africa
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F **X** Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): **X**

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No **X**

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

45333325.1

CRGA

Attached to the Registrant's Form 6-K Filing for the month of July 2003, and incorporated by reference herein, is:

Exhibit No.	Description	Page
1.	Randgold & Exploration Company Limited's Annual Report for the Year ended December 31, 2002.	5

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

RANDGOLD & EXPLORATION COMPANY LIMITED



By: ______________________
David J. Haddon
Group Company Secretary

Dated: July 14, 2003

Exhibit 1



REALISING VALUE FROM AFRICAN RESOURCES

RANDGOLD

ANNUAL REPORT • 2002

Contents

Randgold & Exploration Company Limited



Unity

Corporate Profile



"The Randgold Group's prime focus has always been on shareholder value, and in 2002 we delivered this in a substantial way."

Randgold & Exploration Company Limited was established in 1992 to take over the gold interests of Rand Mines Limited, South Africa's oldest mining house. In August 1994, shareholders installed a new management with the mission of rationalising and revitalising the Company's interests.

Through a series of radical measures – including recapitalisations, mergers and acquisitions as well as the development of a new culture – Randgold converted its South African mining assets into two substantial and independent companies, Durban Roodepoort Deep, Limited and Harmony Gold Mining Company Limited. In addition, its non-South African exploration assets were accommodated in a new company, Randgold Resources Limited, which has since become a substantial gold mining and exploration business, listed on the London Stock Exchange and Nasdaq.

Randgold's principal businesses at present are Randgold Resources and Minrico Limited, a company formed to manage and turn to account both its own and other companies' portfolios of South African mineral rights. Randgold also has shareholdings in a number of South African gold mining companies.

The Company is listed on the JSE Securities Exchange SA and on the Nasdaq Stock Market.

Chairman's Statement



Randgold & Exploration is proving to be an extraordinarily resilient business: every time the Company appears to be nearing the end of its useful existence, it reincarnates itself and gains a new lease on life.

Consider its eventful history: Randgold & Exploration was established in 1992 to take over the gold interests of Rand Mines, South Africa's oldest mining house. Its assets consisted of a handful of marginal, moribund mines and some ill-defined mineral rights, and its management's mission was simply to wind up this seemingly unattractive business as quickly as possible. Shareholders disagreed with this policy and in 1994 installed a new management to rationalise and revitalise the Company's interests. For the next few years, Randgold & Exploration was at the forefront of the change that fundamentally transformed the South African gold mining industry. In the process, it re-established Harmony and Durban Roodepoort Deep as substantial gold businesses, and it developed Randgold Resources into one of the most exciting newcomers on the international gold mining and exploration stage.

At that point we felt that Randgold & Exploration had achieved all that we had set out to do, and more, and that it could now be retired with honour. In fact, shareholders may recall that in recent annual reports I said the end was near. Instead, the Company has bounced back again.

This resurgence is clearly evident in our results for the period under review. Fuelled by a powerful performance from Randgold Resources and renewed investor interest in gold, our share price more than doubled in the course of the year, making Randgold & Exploration one of 2002's top counters on the JSE Securities Exchange's gold board. Over the same period our net fair asset value per share rose from R18.38 to R40.57, reflecting the increase in value of our gold investments which, in addition to Randgold Resources, also include Western Areas, Durban Roodepoort Deep and JCI Gold/Consolidated African Mines. Finally, our profit for the year was substantially improved. The Randgold Group's prime focus has always been on shareholder value, and in 2002 we delivered this in a substantial way.

In last year's report I said we expected gold to trade above the US$300 per ounce level during 2002 and this forecast proved accurate. Over the

"Fuelled by a powerful performance from Randgold Resources and renewed investor interest in gold, our share price more than doubled in the course of the year, making Randgold & Exploration one of 2002's top counters on the JSE Securities Exchange's gold board."



Creation source



past 12 months the gold price has risen steadily from US$280 per ounce to some US$360 per ounce at the time of writing. It is worth noting that this upward trend began well before the war, or even the threat of a war, in the Middle East. It has lately been given further momentum by the weakness of the dollar and continuing concerns about the global economic and security situation. Against this background, I believe the rise in the gold price is likely to be sustained, and we could well see it go as high as US$400 per ounce in the course of 2003.

In South Africa, the rise in the gold price coincided with a sharp strengthening of the rand against the dollar. The unexpected resurgence of the rand has had a detrimental effect on the country's export sales, creating particular stress in its gold mining industry. Economists are generally of the opinion that the rand will not remain at its current high level, however, and expect it to return to a more comfortable exchange rate in the latter half of the year.

The highlight of the past year for our Group was undoubtedly the continuing strong growth of Randgold Resources. The company increased its net profit more than threefold to US$65.7 million, and the Morila mine - which it discovered, developed and co-owns - poured more than a million ounces of gold and was ranked as one of the highest-margin gold producers in the world.

During the lean times the industry has suffered since the mid-Nineties, Randgold Resources has been one of the few companies that continued to invest in exploration and new business development, and it is now using its strengthened balance sheet to speed up this quest for further growth opportunities, both organic and external.

Its impeccable record of delivering on its promises, its return-driven strategy and profile, its sound operational base generating robust cash flows, and its promising prospect portfolio, have combined to make Randgold Resources a highly desirable investment. In 2002, the Randgold Resources share consequently outperformed all other gold counters, increasing by 209% in dollar terms.

What is particularly satisfying is that Randgold Resources' strong market showing is attributable at least in part to last year's very successful Nasdaq listing. By significantly improving Randgold Resources' share tradeability and liquidity, this proved to be an elegant and effective solution to what had been a negative structural issue in the Group. From a Randgold & Exploration perspective, we said at the time that we believed the reduction in the size of our shareholding (from 59% to 48%) would be more than offset by the expected increase in its value. Our commitment to value and our confidence in Randgold Resources' upside potential have been more

Gold Price


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Chairman's Statement

(continued)

Randgold & Exploration Share Price



Rands
US$
34.90
30.90
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than justified by the consequences of this strategic decision.

Following the dilution of Randgold & Exploration's shareholding in Randgold Resources to below 50%, it is no longer consolidated as a subsidiary, but is accounted for as an associate in the Group's financial statements.

There have also been major developments at Minrico, our South African mineral rights management business. We have recently concluded an agreement in terms of which Marathodi Resources, an empowerment company, will obtain a 26% interest in Minrico, which will then apply for selected Randgold & Exploration mineral rights in terms of the new South African mining legislation.

Using the extremely successful model developed for Randgold Resources, Randgold & Exploration and Marathodi will seek to develop Minrico into a profitable exploration, development and mining business, geared to the needs of the new South Africa.

On the exploration front, meanwhile, our joint ventures with Rio Tinto and SouthernEra for diamonds and with Pan Palladium for platinum group metals are continuing. Pan Palladium has recently completed an aeromagnetic survey of the Aurora project area and the results are highly encouraging. During the fourth quarter we also entered into a joint venture with Eurasia Mining for PGM metals at Doornbosch in the Eastern Bushveld. Diamond drilling will start there as soon as a prospecting permit has been issued.

All in all then, 2002 was a very good year for the Randgold Group at the corporate, financial as well as operational levels. In 2003, we shall be continuing our active support for Randgold Resources as an independent, international, return-driven resource company, and we shall be promoting the development of Minrico into a sustainable New South African resource business, much as in the past we successfully sponsored the emergence of Harmony and Durban Roodepoort Deep. We are also considering the possibility of extending the Minrico empowerment initiative to the Randgold & Exploration level as part of our ongoing efforts to achieve the optimal structure for the Group. Shareholders will be informed of further developments in this regard.

I would like to pay tribute to Mark Bristow and his team at Randgold Resources for maintaining their proud performance record through the exceptional achievements of the past year. I would also like to express my appreciation to the staff at head office and Minrico for another fine effort. Finally, my thanks to my colleagues on the board for their counsel and support.

Roger Kebble
Chairman

Randgold & Exploration,

one of the few independent South African mining companies, has through its substantial holding in Randgold Resources and other gold mining ventures continued to deliver value for its investors over the past year. Following its undertaking to further address the negative structural issues within the Group, the listing of Randgold Resources on Nasdaq in July 2002 proved to be highly successful. The increase in Randgold Resources' share liquidity, as well as a more than threefold increase in its profits year on year, resulted in its share price more than doubling. This impacted positively on Randgold & Exploration's net fair asset value, which has more than doubled from 1 838 cents to 4 057 cents over the year. The Company reached another milestone in the development of its Minrico concept through the conclusion of a black empowerment transaction with Marathodi Resources Limited. This initiative will form the foundation from which Randgold will drive the development of a New South African mining company which has as its mission: "To be the leader in the discovery and development of mineral resources through partnerships."

Minrico: Farms being actively explored in the Northern Provinces of South Africa.

"Randgold & Exploration is one of the few independent South African mining companies continuing to deliver value for its investors."

MINRICO

When Randgold & Exploration was born out of the unbundling of Rand Mines Limited in 1992, it recognised the value of its extensive South African mineral rights holdings, and developed a business plan to enhance their potential by unlocking value from what was then a dormant asset base. The initial process was to collect, collate and where necessary verify by field visits, all historical data on the properties. Much of this information had been acquired over a hundred year period, but had not been systematically analysed. This was then integrated in an electronic database, and over a period of five years processed and collated into geological terrains. Regional base maps and reconnaissance programmes were carried out which culminated in the valuable data set of geological information now owned by the Company. The portfolio now comprises various "Mineral Packages" situated within geological terrains known to be prospective for diamonds, platinum, gold, base metals and industrial minerals.

Diligence

Review of Operations

(continued)

Driven by the desire to create value through exploration and development, and faced with multiple commodity and precious metal targets, your Company developed the "Minrico" initiative. This concept focused on creating a platform with the necessary skills and back-up to be able to attract exploration joint venture partners to assist in exploring a total of 1.6 million hectares using the best and the most appropriate expertise.

Following a concept started in 1993, Minrico was incorporated as a 100% subsidiary of Randgold & Exploration in 1999, and by 2002 your Company had developed Minrico to a level where it was able to sell its services to third parties, and in particular it attracted the attention of North American and Australian Juniors who were looking for exploration opportunities in South Africa. Today Minrico has 3.56 million hectares under its management, of which 1.6 million hectares belong to your Company and 1.96 million hectares are owned by outside parties. In total, approximately 75% of these mineral rights are being explored by six different companies. Minrico has, to date, realised R120 million for shareholders through an integrated strategy encompassing the sale of selected holdings and the pursuit of joint venture opportunities both on Randgold & Exploration's own mineral rights as well as other mineral rights administered by Minrico.

Minrico has over the past two years identified a strategic gap in the South African mining industry and by joining with Marathodi believes it is well positioned to grow into a medium-sized integrated South African mining company through the identification and development of early stage exploration, mining and beneficiation opportunities. Marathodi's principals are Mr MK Mohlala and Ms T Mathamelo. Mr Mohlala is the Chief Executive of City Power (the Greater Johannesburg Power Distribution Utility). Ms Mathamelo is advising on and leading change initiatives on behalf of large and medium sized companies and corporations.

Until now Minrico has operated as a mineral rights management company. With the introduction of Marathodi (a wholly owned empowerment company) in 2003 as a 26% shareholder, it has progressed towards full compliance under the recently established mining industry charter. In terms of an agreement with Randgold & Exploration, Minrico will have the exclusive right to manage, prospect and deal in the Randgold mineral rights and will be in a highly competitive position to drive those rights up the value curve. Under the Mineral and Petroleum Resources Development Act the preferential opportunities available to Minrico through this arrangement with Randgold will give Minrico a substantial mineral rights base on which to develop and build its strategy. As a condition of the agreement Marathodi is obliged to establish a trust that will hold 25% of its shares. This trust will aim to develop and empower members of disadvantaged communities. It will have independent trustees appointed to oversee its activities, and will be funded out of the profits made by Marathodi.

At the year end the Company was actively involved in prospecting for the following minerals:

Diamonds

A total of 730 000 hectares is being explored in a joint venture with Rio Tinto Mining and Exploration who have erected a state of the art laboratory for this purpose in the Northern Province. A total of R35 million has been spent on the project, some R8 million last year alone. Some positive indicators have been found on which further exploration will be conducted during this year.

The joint venture with SouthernEra over a number of farms in Limpopo Province is continuing and the farms are actively being explored.

We concluded a contract to manage the South African mineral rights portfolio of ZIZA Limited, the property owning arm of the Zimbabwe and Zambian Railways. Their extensive portfolio comprises approximately 1.6 million hectares in the Northern Cape bordering Botswana. This property is currently under exploration for diamonds.

Platinum

Following the promising soil geochemistry results on our farms, which lie on the northern limb of the Bushveld Complex, our joint venture partners, Pan Palladium, have completed an aeromagnetic survey over the properties, and plan to start drilling in mid-2003.

During the year we concluded a joint venture agreement with Eurasia Mining plc over the Doornbosch platinum property in the eastern limb of the Bushveld complex.



Eurasia are committed to drilling four boreholes to test the PGM potential of the property and to take the project to feasibility stage if the results prove promising. An application for a prospecting permit has been submitted to the Department of Minerals and Energy.

Gold

The Company owns mineral rights in the Free State goldfields which have significant potential, being contiguous to existing producers. The Company is considering different proposals to turn these rights to account in partnership with interested parties. Also in the Minrico portfolio are mineral rights in the Witwatersrand on the East Rand and the eastern Free State goldfields near the town of Hennenman. Although these are at depth, the interest generated by the rising gold price could result in these rights being explored.

Base and Ferrous Metals

The mineral right holding of ZIZA in the Northern Cape offers the potential for iron and manganese. An exploration strategy is being developed to involve exploration companies with expertise in prospecting in this type of terrain. This has involved the collecting of historical data for the area and the compilation of target areas.

New Opportunities

The Mineral and Petroleum Resources Development Act is likely to become law during 2003. The potential for the progressive release of previously sterilised mineral rights places Minrico in a sound position to capitalise on these developments, given its depth of technical skills, large database of opportunities and its focus and commitment on pursuing early-stage resources opportunities.

Both Randgold & Exploration and Marathodi have committed themselves to developing Minrico into a profitable exploration, development and mining company using the extremely successful formula applied to the re-engineering of Harmony and Durban Roodepoort Deep during the mid-nineties and more recently the development of Randgold Resources as an independent international gold company.

RANDGOLD RESOURCES

The results for the year were exceptionally good in terms of profit as well as the balance sheet. Net profit for the year was US$65.7 million, which was up over threefold year on year, and profits from mining were US$100 million compared with US$32 million for 2001. Higher grades from Phase II of the Morila pit as well as the cessation of operations at Syama at the end of 2001, contributed to this improvement.

PROJECTS AND OPERATIONS

Morila Gold Mine

The highlight of the operational performance was Morila pouring its millionth ounce of gold in the year, one of the few mines worldwide to achieve this target. Since Randgold Resources brought the mine into production in October 2000, Morila has produced almost 2 million ounces of gold at a total cash cost of less then US$100 per ounce. In total for the year, the mine produced 1 052 816 ounces at a cash operating cost of US$52 per ounce and a total cash cost of US$74 per ounce, placing Morila amongst the top 10 producers worldwide, both in terms of gold produced and profit margin.

This outstanding operational performance was made possible by the identification of a high-grade zone and the mining of a particularly high-grade pod in this payshoot. Geological analysis and modelling indicates that there is a strong possibility of obtaining additional high-grade zones within this high-grade axis. Further drilling is taking place to test this opportunity as well as other targets on the permit away from the current ore-body.

The higher attributable earnings from Morila helped to strengthen Randgold Resources' balance sheet. Cash resources increased to US$60 million by year end which also reflects the proceeds from the Nasdaq listing on 11 July 2002, net of the listing costs and long-term loan repayments.

The substantial improvement in the cash position is allowing Randgold Resources to pursue various growth opportunities both internal and external. A new life-of-mine plan at Morila is being developed aimed at ensuring that low-grade ore present in the later years of the mine schedule is processed at a profit by bringing its treatment forward. This will be achieved by expanding the current plant capacity to in excess of 330 000 tons per month. Capital of US$8.9 million has been budgeted.

Loulo Project

Work over the past year has also focused on western Mali and an update of the Loulo opencast feasibility study. The two open pits were re-optimised resulting in shallower pits and lower strip ratios. The resultant project returns have the potential to meet our requirements for investment. However, the project is not yet fully optimised. Only 1.4 million ounces of the 4.3 million ounces of resources have been converted to reserves. A programme has therefore been initiated to convert more resources and to spread the capital investment required over a longer mine life. This includes drilling of satellite orebodies and the higher-grade underground payshoots. Mining rates and costs are also being reviewed.

Western Mali is a particularly remote area and discussions are proceeding with the government on the provision of regional infrastructure, mainly roads and electric power. In addition, Randgold Resources has initiated a regional co-operative project to investigate infrastructural synergies with other projects in the area.

DISCONTINUED OPERATION

Syama Gold Mine

At Syama, settlement has been reached with Rolls-Royce Power Ventures whereby Syama has agreed to pay Rolls-Royce Power Ventures US$5.3 million for the balance of plant and Rolls-Royce Power Ventures has withdrawn all claims and litigation against Syama, Randgold Resources and Randgold & Exploration. Syama paid an amount of US$2.7 million to Rolls-Royce Power Ventures on 31 December 2002, with the balance to be paid in two equal instalments - the first being due on the 31 December 2003 and the final payment on 31 December 2004.

Subsequent to year end, Randgold Resources entered into an option agreement with the Australian mining company, Resolute Mining Limited, over its interest in the Syama mine in Mali. In terms of the agreement, Resolute has been given a 12-month period in which to conduct a full due diligence at Syama. Resolute will pay Randgold Resources a US$75 000 monthly option fee. If it exercises the option in the 12-month period, it will pay Randgold Resources US$6 million and take on up to US$7 million in Syama's liabilities. In addition, subject to the gold price being above US$350 per ounce, a royalty will be payable on gold produced from the Syama project of US$10 per ounce for the first million ounces and US$5 per ounce for the next three million ounces.

EXPLORATION PROJECTS AND NEW BUSINESS

During 2002, exploration activities included the development of a new geological model for Morila and subsequent drilling which demonstrated that the orebody is still open, an increase in groundholdings around Morila mine to 3 003 km² and the definition of 21 gold targets, the discovery of a new target west of Loulo 0 deposit, the acquisition of two new permits and a balanced gold target portfolio in Senegal, the generation of new opportunities in Tanzania and, finally, the curtailment of exploration work in Burkina Faso.

The business plan for 2003 is designed to expand our resource base in Morila and Loulo, locate additional Morila-style mineralisation within the Randgold Resources permits surrounding the mine and prioritise selected targets for drilling, advance Randgold Resources' target portfolio in Senegal and re-establish activities in Tanzania.

Côte d'Ivoire

In Côte d'Ivoire, a prefeasibility type 2 study was completed at the 2.9 million ounce Tongon project. The results of the study were positive and a decision was taken to carry out a drilling programme to advance a type 3 feasibility study. The conflict that began in September 2002 resulted in the postponement of all our activities in the country. Force majeure was implemented and accepted. Progress to find a peaceful, permanent solution



is being made and work will resume once the current conflict has been resolved.

Mali

On the Morila mine permit, remodelling of the orebody outlined the concept of a flat-lying mineralised structure that is open in all directions. Drill testing on the western margin appears to confirm this model intersecting Morila-style mineralisation and returning intercepts of 29 metres to 63 metres with grading of 2.0 to 2.5 g/t. The furthest significant intercept locates approximately 650 metres west of the current pit. Exploratory drilling continues on the southern and eastern margins of the orebody, which include significantly higher grade zones.

Randgold Resources' ground holding position around the Morila mine now exceeds three thousand square kilometres on nine permits with fifteen gold targets outlined for further work. A new joint venture has been signed with the Japanese consortium, OMRD, covering two permits directly west of the Morila exploration permit. Surface exploration work and shallow rotary air blast drilling have identified a number of targets with indications of hanging wall style mineralisation similar to Morila.

On the Loulo Project, the Loulo 0 West target locates 350 metres west of and in the hanging-wall to Loulo 0. Infill trenching, geological mapping and re-sampling of old boreholes within the hanging-wall has outlined a 700 metre zone with grades of between 1 g/t and 5 g/t over widths of 8 metres to 10 metres. This target will be drill-tested during the forthcoming quarter.

Senegal

In Senegal, Randgold Resources acquired two new permits and now holds a contiguous block of 1 200 km^2 hosting a variety of targets including five with significant gold intersections, multiple gold in soil anomalies and grassroots areas in favourable geological settings. Field programmes are focused on target definition and include detailed mapping and trenching of the Tomboronkoto target where a quartz vein stockwork locates within an east-west structural zone in a granodiorite.

Tanzania

In Tanzania, Randgold Resources has completed a comprehensive generative study of the Southern Lake Victoria Goldfields and defined priority target areas for acquisition. Nineteen prospecting licence applications have been submitted.

NEW BUSINESS

Randgold Resources continues to generate models and acquire ground within the prospective terrains of West, East, Central and Southern Africa. The company has re-established itself in Tanzania, having completed a generative study of the Archaen Greenstone Belts forming the Lake Victoria Goldfields. The company submitted applications for nineteen prospecting licences and to date of publication five have been granted and the remainder are pending.

Randgold Resources has carried out a number of detailed due diligence investigations seeking acquisition targets that meet its criteria for investment.

Group Structure



RANDGOLD & EXPLORATION COMPANY LIMITED
Bentonite Nominees Limited
Doornrivier Minerals Limited
Corgroup (Neptune) Investments Limited
Pan African Exploration Syndicate (Proprietary) Limited
Rand Mines Lands Limited
Continental Base Metals Mining Company (Proprietary) Limited
Randgold Prospecting and Mineral Holdings Limited
Randgold Finance (BVI) Limited
First Wesgold Mining (Proprietary) Limited
Minrico Limited*
Versatex Trading 446 (Proprietary) Limited
Randgold Resources (Holdings) Limited
48%**
Randgold Resources Limited

Note: Unless indicated all companies are wholly-owned.

* *On conclusion of the empowerment transaction as described on page 6, the holding in this company reduces to 74%.*

** *Subsequent to year-end, the holding in this company has decreased to 43% (see note 25 on page 46).*



Net Fair Asset Value Statement

at 31 December 2002

Description	Units held	Percent held	Market value 31 Dec 2002 R000
LISTED INVESTMENTS			
Durban Roodepoort Deep, Limited	3 521 513	2.0%	115 566
Western Areas Limited	202 128	0.2%	8 894
JCI Limited	37 139 298	2.1%	21 169
JCI Limited Debentures	2 613 615	1.3%	2 718
Kelgran Limited	2 321 115	2.7%	1 741
Randgold Resources Limited	13 312 480	48.2%	1 671 166
			1 821 254
Other assets			78 745
Liabilities			(127 185)
Net assets			1 772 814
Shares in issue (000)			43 696
Net fair asset value per share (cents)			4 057

The net fair asset value on 17 June 2003 was 4 321 cents per share in issue.

Group Financial Review

for the year ended 31 December 2002

R000	At 31 Dec 2002	At 31 Dec 2001	At 31 Dec 2000	At 31 Dec 1999	At 31 Mar 1999	At 31 Mar 1998	At 31 Mar 1997
INCOME STATEMENTS							
Gold sales	**404 064**	709 440	450 705	213 566	309 168	298 521	192 022
Profit/(loss) before items below	**239 479**	220 071	41 033	(51 514)	4 485	(40 454)	17 083
Equity income from associate	**285 627**	-	-	-	-	-	-
Cancellation of management contracts	**-**	-	-	-	-	5 299	27 601
Profit on sale of interest in Morila	**-**	-	867 630	-	-	-	-
Profit/(loss) on sale of subsidiaries	**-**	-	-	6 021	(52 177)	56 079	5 460
Profit on sale of property, plant and equipment	**-**	-	-	-	58 320	-	21 985
Profit/(loss) on sale of investments	**(1 493)**	(11 386)	-	(7 774)	(49 040)	(146 711)	82 007
Interest and dividends	**3 766**	18 924	17 666	4 863	10 416	22 886	46 823
Interest paid	**(36 026)**	(64 217)	(114 952)	(24 346)	(35 219)	(29 465)	(21 031)
Preference dividends		-	-	-	(5 350)	(7 602)	(10 494)
Cash profit/(loss) before exploration	**491 353**	163 392	811 377	(72 750)	(68 565)	(139 968)	169 434
Net exploration and corporate expenditure	**(63 121)**	(82 099)	(106 696)	(36 997)	(80 686)	(75 298)	(50 568)
Exploration and corporate expenditure	**(63 121)**	(83 157)	(107 678)	(37 689)	(85 867)	(86 617)	(64 359)
Exploration expenditure recovered	**-**	1 058	982	692	5 181	11 319	13 791
Cash profit/(loss)	**428 232**	81 293	704 681	(109 747)	(149 251)	(215 266)	118 866
Non-cash items	**(4 340)**	(95 582)	(634 921)	(428 154)	(153 160)	(193 472)	(71 722)
Depreciation and amortisation	**(42 009)**	(66 808)	(84 995)	(106 328)	(119 910)	(102 119)	(43 843)
Interest deferred	**(4 112)**	(9 942)	(11 527)	(14 571)	(15 449)	(9 032)	(4 240)
Additional provision for post-retirement benefits	**-**	(25 000)	-	2 367	-	(31 725)	-
Impairment write down - Syama assets	**-**	-	(541 852)	(277 155)	-	-	-
Equity losses	**-**	-	-	-	-	(32 927)	(27 420)
Sundry revenue/(expenses) - net	**43 367**	7 157	5 530	(31 089)	(16 053)	(16 260)	3 781
Rehabilitation provision	**(1 586)**	(989)	(2 077)	(1 378)	(1 748)	(1 409)	-
Profit/(loss) before taxation	**423 892**	(14 289)	69 760	(537 901)	(302 411)	(408 738)	47 144
Taxation	**-**	1 016	(2 511)	(1 568)	(9 428)	3 146	(33 586)
Profit/(loss) after taxation	**423 892**	(15 305)	67 249	(539 469)	(311 839)	(405 592)	13 558
Minority interest	**(38 594)**	(54 747)	(48 214)	212 765	103 065	67 487	45 808
Net profit/(loss)	**385 298**	(70 052)	19 035	(326 704)	(208 774)	(338 105)	59 366

Group Financial Review

for the year ended 31 December 2002

R000	At 31 Dec 2002	At 31 Dec 2001	At 31 Dec 2000	At 31 Dec 1999	At 31 Mar 1999	At 31 Mar 1998	At 31 Mar 1997
BALANCE SHEETS							
Capital employed							
Total shareholders' equity	**547 629**	164 072	39 894	(12 662)	310 823	374 776	624 670
Interest of outside shareholders in subsidiaries' losses/(profits)	-	(100 722)	129 667	41 800	292 678	370 566	(1 168)
Long-term loans	-	684 621	334 150	393 997	427 062	273 449	420 925
Provision for environmental rehabilitation	-	51 993	27 422	10 550	9 362	11 901	4 411
Provision for post-retirement benefits	**52 000**	53 077	27 348	29 358	31 725	31 725	-
Loans from outside shareholders in subsidiaries	-	259 044	168 793	147 836	122 951	86 428	148 672
Deferred liabilities/revenue on financial instruments	-	29 375	11 110	49 081	-	-	-
Deferred tax	-	-	-	-	1 550	10 351	-
	599 629	1 141 460	738 384	659 960	1 196 151	1 159 196	1 197 510
Employment of capital							
Property, plant and equipment	**14 713**	951 770	582 527	841 163	784 064	826 656	440 168
Other assets	**159**	28 420	4 357	6 503	101 162	93 327	59 024
Investments	**150 028**	105 482	46 763	115 599	141 683	117 892	437 612
Investment in associate	**495 798**						
Net current assets/(liabilities)	**(61 069)**	55 788	104 737	(303 305)	169 242	121 321	260 706
	599 629	1 141 460	738 384	659 960	1 196 151	1 159 196	1 197 510
Ordinary share performance							
Ordinary shares on which net fair asset value is based (000)	**43 696**	41 702	41 437	41 394	41 375	41 373	40 918
Net fair asset value per ordinary share (cents)	**4 057**	1 838	516	837	1 209	783	3 873

Corporate Governance

The Company is committed to the principles of openness, integrity and accountability. Accordingly it has set out below its compliance with the Code of Corporate Practices and Conduct as required by the Listing Rules of the JSE Securities Exchange South Africa.

1 THE BOARD

The board reserves the right to provide the strategic direction to the Company to the benefit of its shareholders. The board meets at least quarterly and on such other occasions as are deemed necessary and at such meetings a formal schedule of matters is reserved for its consideration.

The directors are entitled to seek independent professional advice which they may arrange through the offices of the company secretary. Each director has unfettered access to the company secretary who remains responsible for ensuring that board procedures and all applicable rules and regulations are adhered to.

Each director is subject to re-election on a rotation basis every three years as required in terms of the articles of association.

2 THE CHAIRMAN AND CHIEF EXECUTIVE OFFICER

The posts of chairman and chief executive officer have vested in Mr R A R Kebble for the financial period under review. The board believes that given the current operating circumstances this is in the best interest of the Company. The board will review this decision when it deems it appropriate.

3 NON-EXECUTIVE DIRECTORS

The board is committed to ensuring that non-executive directors form the majority. At present, the non-executive directors are not independent as defined by King II. Efforts are currently being pursued to reconstitute the board so that directors classified as independent non-executives would make up a majority, as is required under King II.



Truth



4 CONSTRUCTIVE USE OF THE ANNUAL GENERAL MEETING

It is the aim of the Company that the sentiments of shareowners should be reflected at the annual general meeting and for this reason it has been an unwritten policy of the Company that all resolutions should be considered by way of a ballot poll, and the number of proxies received be disclosed to those members in attendance. In order to facilitate access to information and participation at the annual general meeting, the annual report, the notice to shareowners and the proxy form have been placed on the Company's website (www.randgold.co.za) with effect from the date of publication hereof.

Shareowners should complete the proxy and return it by post to the registrars (for the address see page 50). The completed proxy should be sent to reach the registrars by no later that 11:00 on Tuesday, 26 August 2003.

The Company notes the Combined Code's position regarding notification of the annual general meeting of a minimum of 21 working days. The Company has a large volume of shares held in the United States in the form of ADRs and it therefore aims to extend the minimum period to allow for the distribution of the notice of the annual general meeting and such other extraordinary general meeting notices and thereby encourage as wide a shareowner participation as possible. ADR holders who wish to vote at the Company's annual general meeting should make contact with their brokers to obtain and complete a proxy card, which can also be down loaded from the Company's website.

ADR holders will be required to ensure that their proxy cards have been returned to the Bank of New York by Friday, 22 August 2003. Results of the proxy voting by ADR holders will be computed and sent to the Company's South African registrars for inclusion in the compilation for the annual general meeting which will be held on Thursday, 28 August 2003.

5 INTERNAL CONTROLS

Randgold maintains systems of internal control. An external set of auditors monitors the operation of internal control systems, as requested, and reports findings and makes recommendations to management and the board of directors. Corrective action is taken to address any control deficiencies that are identified.

The board acknowledges that it has responsibility for the overall and ongoing review of the internal control process.

6 AUDIT COMMITTEE

The audit committee currently comprises three non-executive directors as follows:

Directors	Appointed
D Ashworth	4 May 2000
H C Buitendag	4 May 2000
G Fischer	23 May 2000

The committee will be re-constituted once new independent directors are appointed to the board, (as the Company believes that the members of the audit committee do not satisfy the independence requirements of King II or the Nasdaq National Market.) The present committee does however, comply with the requirement of having two members who are registered chartered accountants, fully conversant with the accounting standards in terms of which the Company operates.

The Company's audit charter sets out the framework through which the committee reviews the Company's annual results, the effectiveness of its systems of internal control, internal audit procedures, legal and regulatory compliance and the cost effectiveness of the services provided by the internal and external auditors. The committee also reviews the scope of work carried out by the Company's external and internal auditors and holds discussions with the external auditors at least once per year.

7 REMUNERATION COMMITTEE

The remuneration committee comprises three non-executive directors as follows:

Directors	Appointed
D Ashworth	4 May 2000
H C Buitendag	4 May 2000
G Fischer	4 May 2000

The committee's primary role is to determine, on behalf of the board, senior executive remuneration policy and the remuneration and other terms and conditions of employment of the Company's executive director. (At present, the constitution of the board results in the members of this committee also being members of the Audit Committee.)

7.1 Senior Executive Remuneration Policy

The Company's objective is to provide senior management, including executive directors, with a competitive remuneration package which will attract and retain executives of the highest calibre and will encourage and reward superior performance in the manner consistent with the interests of shareholders. The remuneration

Executive Remuneration	Basic salary/Fees		Bonus		Total	
Directors	**31 Dec 2002 R**	31 Dec 2001 R	**31 Dec 2002 R**	31 Dec 2001 R	**31 Dec 2002 R**	31 Dec 2001 R
EXECUTIVE						
R A R Kebble						
■ from company	**654 000**	654 000	**2 400 000**	270 000	**3 054 000**	924 000
■ from subsidiary	**1 815 000**	2 869 000	**1 435 000**	691 000	**3 250 000**	3 560 000
NON-EXECUTIVE						
D Ashworth						
■ from company	**16 000**	-	**-**	-	**16 000**	-
■ from subsidiary	**126 000**	2 231 000	**717 000**	691 000	**843 000**	2 922 000
H C Buitendag						
■ from company	**17 000**	20 500	**-**	-	**17 000**	20 500
G Fischer						
■ from company	**16 000**	19 500	**-**	-	**16 000**	19 500

The remuneration from subsidiary for 2002 is only until June.

Share Options	Number of options							
		During the period						
Directors	At 1 Jan 2002	Granted	Exercised	At 31 Dec 2002	Exercise price	Market price at the date of exercise	Date from which exercisable	Expiry date
EXECUTIVE								
R A R Kebble*	**86 600**	-	-	86 600	12.00	-	01.08.96	31.07.06
NON-EXECUTIVE								
D Ashworth	**81 200**	-	-	81 200	12.50	-	11.01.96	10.01.05

* *Mr Kebble is entitled to exercise 1666 ordinary options awarded in terms of the provisions of the 1995 Capitalisation Award. Mr Kebble exercised all outstanding options during March and May 2003.*



committee's policies are designed to meet these objectives and to ensure that the individual directors are fairly and responsibly rewarded for their respective contributions to the Company's performance.

The Company has no liability in respect of retirement provisions for executive directors. The Company does, however, provide a vehicle in the form of a defined contribution fund into which employees, including executive directors, may contribute for the purpose of providing for retirement. Whilst a contribution is made by the Company on behalf of employees, none is effected on behalf of executive directors.

7.2 The Level and Make-up of Remuneration

7.2.1 Executive Remuneration

The remuneration package of the Company's chairman and chief executive officer comprises a basic salary and an annual bonus and he participates in the Company's share option scheme. The total amount of remuneration in respect of year to 31 December 2002 was R3 054 000 from the Company and R 3 250 000 from a subsidiary, full details of which are set out on the previous page.

7.2.2 Directors' Fees

The articles of association provide that the directors' fees should be determined from time to time by ordinary resolution. As the issue of directors' fees concerns all the directors on the board of the Company, members will be requested at the forthcoming annual general meeting to increase the fees of the directors, from the current level of R3 500 per meeting, as set out below:

Non-executive directors to receive a fee of R7 500 per meeting;

Members of the Audit Committee to receive R7 500 per meeting;

The chairman of the Audit Committee to receive R10 000 per meeting;

Members of the Remuneration Committee to receive R5 000 per meeting;

The chairman of the Remuneration Committee to receive R6 000 per meeting.

7.3 Share Options

Since 1996, the Company has operated a share option scheme under which senior management, including executives, may be offered options over the Company's ordinary shares. Awards to executive directors are determined by the Remuneration Committee and are designed to motivate directors to achieve the Company's strategic objectives.

Share options are not subject to any performance criteria for individual directors apart from share price performance. Any options provided to an employee (which includes executive directors) as defined by the rules of the scheme, are subject to an upper limit of two per cent of the Company's issued ordinary share capital. The exercise price of any new share options is determined as the closing price of the share on the trading day preceding that on which the person was granted the option.

The scheme provides for the early exercise of all options in the event of an acquisition of such number of shares as would require an offer to be made to all other shareholders of the Company.

An amendment to the rules of the scheme will be submitted for approval by members at the Annual General Meeting. Details of the amendment are provided in the Directors' Report on page 23.

Details of options held by directors are set out on the previous page.

7.4 Service Contracts

None of the directors of Randgold, except Mr R A R Kebble, has a service contract. Mr Kebble has entered into a consultancy agreement to serve as the executive chairman with effect from 6 March 1998 at an annual salary of R600 000. Mr Kebble has an indefinite term contract subject to 30 days' written notice and is entitled to a bonus dependent on the performance of the Randgold share price calculated on the basis of the closing price of the Randgold shares on the JSE Securities Exchange on the last trading day of the period of 12 months in respect of which the bonus is calculated.

8 DIRECTORS' SHAREHOLDINGS

In addition to the options listed previously, the interests of the directors in the ordinary shares of the Company are set out below:

Directors	As at 20 May 2003 Number	As at 31 Dec 2001 Number	Beneficial/ Non-beneficial
R A R Kebble *(note 1)*	**1 458 266**	1 350 000	Beneficial
R A R Kebble *(note 2)*	**1 492 672**	1 862 002	Non-beneficial
D Ashworth *(note 3)*	-	1 666	Beneficial
H C Buitendag	**1 000**	1 000	Beneficial
G Fischer	-	-	-

Note 1: This includes all shares acquired by Mr Kebble and includes the exercise of all options reflected in table 7.3 above. Mr Kebble exercised 30 000 options in March 2003 and the remaining 58 266 in May 2003 and these are included in his beneficial holding reflected above.

Note 2: The non-beneficial shareholding attributable to Mr Kebble relates to his 15.2% shareholding in JCI Limited, which together with its subsidiaries, holds 9 820 216 ordinary shares in the Company.

Note 3: Mr Ashworth sold 1 666 shares in March 2003.

9 EMPLOYEE PARTICIPATION

A philosophy of two-way, open and honest communication has been adopted. Employee participation is further enhanced by the interactive performance management process whereby team members contract their key performance areas with their leaders and obtain annual assessments.

10 EMPLOYMENT POLICY

The Group is committed to the employment and promotion of diverse people. The policy is considered necessary so that a continually improving social environment exists in which business can be successfully conducted. In addition, team-interaction between diverse people is being promoted in order to stimulate innovative thought and create new business opportunities.

11 ENVIRONMENT POLICY

Group operations are required to minimise their impact on the environment taking into account the limits of existing technologies. The Group is committed to obtaining compliance with international certification standards in all its businesses.

12 RESERVES AND RESOURCES

Randgold adheres to the requirements of the SAMREC code when quoting reserves and resources. All reserves and resources of Randgold Resources are defined according to the guidelines of the Australian Institute of Mining and Metallurgy, which are materially the same as the SAMREC code and in line with the Listing Rules of the United Kingdom Listing Authority (FSA). Statements are prepared by Randgold Resources' competent persons team in consultation with its joint venture partners.

By order of the Board



David J Haddon
Secretary

17 June 2003



Approval of the Annual Financial Statements

The directors are responsible for the preparation, integrity and objectivity of the Company financial statements and the Group financial statements.

In order to discharge this responsibility, the Group maintains internal accounting and administrative control systems designed to provide reasonable assurance that assets are safeguarded and that transactions are executed and recorded in accordance with the Group's policies and procedures.

The financial statements which appear on pages 21 to 47 were approved by the board of directors on 17 June 2003 and signed on its behalf by

R A R Kebble
Executive Chairman

Johannesburg
17 June 2003

Certificate by the Company Secretary

In terms of Section 268G(d) of the Companies Act, 1973, as amended, I certify that the Group has lodged with the Registrar all such returns as required by the Companies Act.

DJ Haddon
Company Secretary

17 June 2003

Report of the Independent Auditors

We have audited the Company and Group annual financial statements of Randgold & Exploration Company Limited set out on pages 21 to 47 for the year ended 31 December 2002. These financial statements are the responsibility of the directors of the Company. Our responsibility is to express an opinion on these financial statements based on our audit.

SCOPE

We conducted our audit in accordance with statements of South African Auditing Standards. Those standards require that we plan and perform the audit to obtain reasonable assurance that the financial statements are free of material misstatement. An audit includes:

- examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements;
- assessing the accounting principles used and significant estimates made by management; and
- evaluating the overall financial statement presentation.

We believe that our audit provides a reasonable basis for our opinion.

AUDIT OPINION

In our opinion, the financial statements fairly present, in all material respects, the financial position of the Company and the Group at 31 December 2002 and the results of their operations and cash flows for the year then ended in accordance with South African Statements of Generally Accepted Accounting Practice, and in the manner required by the Companies Act in South Africa.

PricewaterhouseCoopers Inc.

PricewaterhouseCoopers Inc.

Chartered Accountants (SA)

Registered Accountants and Auditors

Johannesburg, South Africa

17 June 2003



Skill

Directors' Report

The directors submit their report for the twelve months ended 31 December 2002.

INCORPORATION

The Company was incorporated in the Republic of South Africa, on 29 September 1992, under registration number 1992/005642/06.

NATURE OF BUSINESS

The Company forms part of an African gold mining group. Its principal interests are:

Randgold Resources Limited - (listed on the London Stock Exchange and Nasdaq National Market) which is the joint venture partner, with AngloGold Limited, in the Morila gold mine. Randgold Resources also has a wide range of development and exploration projects in West and East Africa; and

Minrico Limited - which manages an extensive portfolio of mineral rights in South Africa.

FINANCIAL REPORTING

The directors are required by the Companies Act to prepare financial statements which fairly present the state of affairs of the Company and the Group as at the end of the financial period and the profit or loss for that period, in conformity with generally accepted accounting practice.

The financial statements as set out in this report have been prepared by management in accordance with generally accepted accounting practice and are based on appropriate accounting policies which have been consistently applied and which are supported by reasonable and prudent judgement and estimates.

The directors are of the opinion that the financial statements fairly present the financial position of the Company and the Group as at 31 December 2002, and the results of the operations and cashflow information for the twelve month period then ended.

The directors are satisfied that the Company has adequate resources to continue in operational existence for the foreseeable future. Accordingly, the Company continues to adopt the going-concern basis in preparing the financial statements.



Intelligence

Directors' Report

(continued)

CORPORATE GOVERNANCE

The directors support the principles of openness, integrity and accountability and accept that an effective system of corporate governance is fundamental to the fulfilment of the Company's corporate responsibilities and to the attainment of its financial objectives.

Following the publication of the King II Report on Corporate Governance, the board is reassessing the Company's policies so as to bring them in line with current requirements. These policies relate inter alia to the duties of the board, to the delegation of powers to the various board committees and to specifying responsibilities and levels of authority. Shareholders are referred to page 14 for the detailed corporate governance statement.

FINANCIAL RESULTS

The financial results of the Company and Group are set out on pages 24 to 47.

The consolidated results improved substantially from a net loss of R70.1 million for the year ended 31 December 2001 to a net profit of R385.3 million for the year ended 31 December 2002. Earnings per share for the year were R8.95 compared to a loss of R1.68 per share for the year ending 31 December 2001.

The increase in profitability is primarily the result of exceptionally high grades mined during the September and December quarters at the Morila mine in Mali, in which Randgold Resources holds a 40% interest. Profits were further enhanced by the elimination of operating losses from the Syama mine, placed on care and maintenance at the beginning of 2002, as well as a reduction in financing cost due to substantially lower debt levels in the Group.

Morila produced 1 052 816 ounces of gold for the year (year to 31 December 2001:631 650 ounces), at a total cash cost of US$74 per ounce (year to 31 December 2001:US$102 per ounce). This achievement ranks Morila, on an annual production basis, among the largest as well as the highest margin producers worldwide.

At the time of its listing on Nasdaq in July 2002, Randgold Resources issued 5 million new shares to new shareholders. This resulted in Randgold & Exploration's portion of the total Randgold Resources shareholding reducing from 59% to 48%. From July 2002 Randgold Resources is therefore not consolidated as a subsidiary, but accounted for by the equity method as an associate company. Subsequent to this date profits from Randgold Resources are shown as a single line item in the consolidated income statement.

The terms and conditions of the ABSA loan held by Randgold & Exploration were renegotiated in September 2002. An amount of R40 million plus outstanding interest of the original R70 million loan was repaid during the year, leaving an outstanding amount of R30 million at year-end. The loan, which previously was in place until 31 March 2003, has been extended for a further six months to September 2003 at more favourable rates. On 31 March 2003, a further R10 million plus interest was repaid on the loan, leaving an outstanding balance of R20 million.

POST BALANCE SHEET EVENT

Subsequent to year-end the Group disposed of 1 million of its shares in Randgold Resources. This transaction, together with earlier share options exercised, reduced the stake in that company from 48% to 43% (refer to note 25 on page 46).

SHARE CAPITAL

The authorised share capital of the Company is R750 000 divided into 75 000 000 ordinary shares of 1 cent each.

The issued share capital increased by 1 994 335 ordinary shares of 1 cent each to 43 696 256 (31 December 2001: 41 701 921). The increase was attributable to the excercise of share options by staff.

Members will be requested to place the unissued shares under the control of the directors for a further year.

Share Option Scheme	Available	Granted	Av. price per share SA rands	Exercised	Av. price per share SA rands	Total
Balance at 31 Dec 2000	490 621	3 225 137	-	3 284 242	-	7 000 000
Shares exercised during the period	-	(264 502)	-	264 502	8.81	-
Shares lapsed during the period	33 400	(33 400)	-	-	-	-
Balance at 31 Dec 2001	524 021	2 927 235	-	3 548 744	-	7 000 000
Adjustment*	(462 009)	462 009				
Shares exercised during the period	-	(1 994 335)	-	1 994 335	17.47	-
At 31 Dec 2002	**62 012**	**1 394 909**	-	**5 543 079**	-	**7 000 000**

* *The number of share options granted has been adjusted to correct discrepancies which were noted during the year. This has no effect on the fully diluted earnings per share for the prior year.*

Members will be requested to authorise the directors of the Company to issue shares held under their control for cash. This will enable the directors to take advantage of such favourable circumstance as may arise to the benefit of the Company.

SHARE OPTION SCHEME

The directors issued options to employees in terms of the provisions of the Randgold (1993) Share Option Scheme. The summary above is included in this report as required by the rules of the scheme.

At the annual general meeting, it is proposed that the rules of the Randgold (1993) Share Option Scheme be amended to alter the definition of an employee which will enable non-executive directors to be awarded share options in accordance with the rules of the scheme.

Details of the amended resolutions are set out in the Notice to Shareholders on page 48 of this report.

DIVIDENDS

No dividends have been declared.

DIRECTORATE

At the last annual general meeting, Messrs D Ashworth and Mr R A R Kebble were elected as directors.

The directors of the Company at the date of the report are listed on page 50. In terms of the Company's articles of association, Mr H C Buitendag retires by rotation. He is eligible and has offered himself for re-election.

SHAREHOLDING OF DIRECTORS

Shareholders are referred to the Corporate Governance statement for details of the directors' shareholdings.

Income Statements

for the year ended 31 December 2002

	Notes	Company		Group	
		Year ended 31 Dec 2002 R000	Year ended 31 Dec 2001 R000	**Year ended 31 Dec 2002 R000**	Year ended 31 Dec 2001 R000
REVENUES					
Gold sales		**-**	-	**404 064**	709 440
Dividends and interest received		**2 247**	662	**3 766**	18 924
Management and other fees received		**845**	1 060	**899**	325
Sundry income - net		**5 561**	2 966	**13 003**	16 547
		8 653	4 688	**421 732**	745 236
COSTS AND EXPENSES					
Production costs		**-**	-	**(123 989)**	(315 743)
Selling, administration and general expenses		**(10 592)**	(10 134)	**(32 154)**	(105 640)
Transport and refinery costs		**-**	-	**(2 220)**	(4 624)
Change in product inventory		**-**	-	**3 403**	3 431
Transfer to deferred stripping costs		**-**	-	**27 581**	22 101
Cash operating costs		**(10 592)**	(10 134)	**(127 379)**	(400 475)
Royalties		**-**	-	**(27 220)**	(49 330)
Total cash costs		**(10 592)**	(10 134)	**(154 599)**	(449 805)
Gain/(loss) on financial instruments		**-**	-	**(13 034)**	86 326
Interest expense		**(17 362)**	(14 179)	**(40 139)**	(72 343)
Depreciation and amortisation		**(61)**	(1 427)	**(42 009)**	(66 808)
Exploration & corporate expenditure		**-**	-	**(63 121)**	(82 099)
Rehabilitation provision		**-**	-	**(1 586)**	(2 508)
Additional provision for post-retirement benefits		**-**	(25 000)	**-**	(25 000)
Loss on sale of investments		**(62)**	(857)	**(1 493)**	(11 386)
Foreign exchange differences		**-**	(7 715)	**56 401**	(79 169)
Sundry expenses - net		**-**	-	**(23 887)**	(56 733)
		(28 077)	(59 312)	**(283 467)**	(759 525)
Share of pre-tax income from associate		**-**	-	**285 627**	-
PROFIT/(LOSS) ON ORDINARY ACTIVITIES BEFORE TAXES AND MINORITY INTEREST	23	**(19 424)**	(54 624)	**423 892**	(14 289)
Income and mining tax expense	2	**-**	-	**-**	(1 016)
Profit/(loss) on ordinary activities before minority interest		**(19 424)**	(54 624)	**423 892**	(15 305)
Minority interest		**-**	-	**(38 594)**	(54 747)
Net income/(loss)		**(19 424)**	(54 624)	**385 298**	(70 052)
Earnings/(loss) per share (cents)	3			**895**	(168)
Fully diluted earnings/(loss) per share (cents)	3			**887**	(168)
Headline earnings/(loss) per share (cents)	3			**895**	(168)
Fully diluted headline earnings/(loss) per share (cents)	3			**887**	(168)

Balance Sheets

at 31 December 2002

	Notes	Company 31 Dec 2002 R000	Company 31 Dec 2001 R000	Group 31 Dec 2002 R000	Group 31 Dec 2001 R000
ASSETS					
Current assets					
Receivables	4	**4 266**	3 834	**6 219**	202 452
Inventories	5	**-**	-	**-**	116 721
Restricted cash	6	**-**	-	**-**	53 598
Cash and cash equivalents		**19 154**	7 949	**22 003**	88 937
Total current assets		**23 420**	11 783	**28 222**	461 708
Property, plant and equipment	7	**11 313**	11 375	**14 713**	951 770
Investments	8	**116 091**	81 775	**150 028**	105 482
Interest in subsidiary companies	9	**297 675**	305 433	**-**	-
Investment in associate	10	**-**	-	**495 798**	-
Other long-term assets	11	**-**	-	**159**	28 420
Total assets		**448 499**	410 366	**688 920**	1 547 380
LIABILITIES AND SHAREHOLDERS' EQUITY					
Current liabilities					
Accounts payable and accrued liabilities	12	**75 185**	112 648	**89 291**	385 457
Bank overdraft		**-**	-	**-**	20 463
Total current liabilities		**75 185**	112 648	**89 291**	405 920
Long-term liabilities					
Provision for post-retirement benefits	13	**52 000**	53 077	**52 000**	53 077
Long-term loans	14	**-**	-	**-**	684 621
Provision for environmental rehabilitation	15	**-**	-	**-**	51 993
Loans from outside shareholders in subsidiaries	16	**-**	-	**-**	259 044
Liabilities on financial instruments	17	**-**	-	**-**	29 375
Total long-term liabilities		**52 000**	53 077	**52 000**	1 078 110
Total liabilities		**127 185**	165 725	**141 291**	1 484 030
Interest of outside shareholders in subsidiaries' losses		**-**	-	**-**	(100 722)
Shareholders' equity					
Share capital		**437**	417	**437**	417
Share premium		**292 929**	271 576	**292 929**	271 576
Other reserves		**14 672**	(60 052)	**656 548**	679 662
(Accumulated losses)/retained profits		**13 276**	32 700	**(402 285)**	(787 583)
Total shareholders' equity		**321 314**	244 641	**547 629**	164 072
Total liabilities and shareholders' equity		**448 499**	410 366	**688 920**	1 547 380

Statements of Shareholders' Equity

for the year ended 31 December 2002

Group

	Notes	Number of shares	Share capital R000	Share premium R000	Accumu-lated profits R000	Other reserves R000	Total R000
Balance - 1 January 2001		41 437 419	414	269 995	(717 531)	487 016	39 894
Net loss for the year		-	-	-	(70 052)	-	(70 052)
Share options exercised		264 502	3	1 581	-	-	1 584
Exchange difference arising on translation of foreign subsdiary		-	-	-	-	171 404	171 404
Dilution - due to share capital movements in subsidiary		-	-	-	-	(21 815)	(21 815)
Listed investments - marked to market		-	-	-	-	72 408	72 408
Movement on cash flow hedges		-	-	-	-	(29 351)	(29 351)
Balance - 31 December 2001		41 701 921	417	271 576	(787 583)	679 662	164 072
Net profit for the year		-	-	-	385 298	-	385 298
Share options exercised		1 994 335	20	21 353	-	-	21 373
Exchange difference arising on translation of foreign subsdiary		-	-	-	-	(179 221)	(179 221)
Net dilution gain due to share capital movements in subsidiary/associate	10,19	-	-	-	-	98 065	98 065
Listed investments - marked to market		-	-	-	-	88 416	88 416
Movement on cash flow hedges		-	-	-	-	(30 374)	(30 374)
Currency translation differences							
■ transfer from foreign currency translation reserve	19	-	-	-	-	(28 328)	(28 328)
■ transfer to distributable reserve	19	-	-	-	-	28 328	28 328
Balance - 31 December 2002		**43 696 256**	**437**	**292 929**	**(402 285)**	**656 548**	**547 629**

Statements of Shareholders' Equity

for the year ended 31 December 2002

Company

	Number of shares	Share capital R000	Share premium R000	Accumulated profits R000	Other reserves R000	Total R000
Balance - 1 January 2001	41 437 419	414	269 995	87 324	(116 843)	240 890
Net loss for the year	-	-	-	(54 624)	-	(54 624)
Share options exercised	264 502	3	1 581	-	-	1 584
Listed investments - marked to market	-	-	-	-	56 791	56 791
Balance - 31 December 2001	41 701 921	417	271 576	32 700	(60 052)	244 641
Net loss for the year	-	-	-	(19 424)	-	(19 424)
Share options exercised	1 994 335	20	21 353	-	-	21 373
Listed investments - marked to market	-	-	-	-	74 724	74 724
Balance - 31 December 2002	**43 696 256**	**437**	**292 929**	**13 276**	**14 672**	**321 314**

The authorised share capital of the Company at 31 December 2002 and 31 December 2001 was 75 000 000 shares of 1 cent.

	Company R000	Group R000
An analysis of other reserves at 31 December 2002 is as follows:		
■ Mark to market of listed investments (cumulative)	**14 672**	**110 793**
■ Exchange differences arising on translation of foreign subsidiary (cumulative)	**-**	**102 957**
■ Gain arising on dilution of holding in subsidiary/associate due to issue of shares by subsidiary/associate (cumulative)	**-**	**463 019**
■ Movement on cash flow hedges	**-**	**(48 549)**
■ Distributable foreign currency reserve arising on dilution of holding in subsidiary/associate	**-**	**28 328**
	14 672	**656 548**

Cash Flow Statements

for the year ended 31 December 2002

	Company		Group	
	Year ended 31 Dec 2002 R000	Year ended 31 Dec 2001 R000	**Year ended 31 Dec 2002 R000**	Year ended 31 Dec 2001 R000
CASH FLOW FROM OPERATING ACTIVITIES				
Income/(loss) before tax	**(19 424)**	(54 624)	**423 892**	(14 289)
Adjustments for:				
Share of pre-tax income from associate	**-**	-	**(285 627)**	-
Dividends and interest received	**(2 247)**	(622)	**(3 766)**	(18 924)
Interest expense	**17 362**	14 179	**40 139**	72 343
Transfer to deferred stripping	**-**	-	**(27 581)**	(22 101)
Unrealised foreign exchange profit/(loss)/ translation differences	**-**	3 626	**(96 636)**	222 707
Depreciation and amortisation	**61**	1 427	**42 009**	66 808
Loss on disposal of investments	**62**	857	**1 493**	11 386
Non-cash revenue items	**(2 251)**	-	**(2 251)**	-
Provision for post-retirement benefits	**(1 077)**	25 729	**(1 077)**	25 729
Net increase in provision for environmental rehabilitation	**-**	-	**1 586**	8 673
Effects of changes in operating working capital items:				
■ receivables	**(432)**	5 110	**(4 165)**	91 080
■ inventories	**-**	-	**(10 392)**	9 476
■ accounts payable and accrued liabilities (excluding short-term portion of long-term loans)	**(1 575)**	(4 164)	**29 057**	(86 755)
Other:				
Dividends and interest received	**2 247**	622	**2 822**	18 924
Interest paid	**(13 250)**	(7 838)	**(36 027)**	(66 002)
Net cash provided by/(utilised in) operations	**(20 524)**	(15 698)	**73 476**	319 055

Cash Flow Statements

for the year ended 31 December 2002

	Notes	Company		Group	
		Year ended 31 Dec 2002 R000	Year ended 31 Dec 2001 R000	**Year ended 31 Dec 2002 R000**	Year ended 31 Dec 2001 R000
CASH FLOW FROM INVESTING ACTIVITIES					
Additions to property, plant and equipment		**-**	(245)	**(27 003)**	(175 752)
Additions to investments		**-**	(128)	**-**	(168)
Proceeds on disposal of investments		**42 597**	1 569	**45 270**	2 474
Proceeds on disposal of property, plant and equipment		**-**	63	**-**	29 144
Net cash movement on subsidiary becoming associate	19	**-**	-	**(92 821)**	-
Net cash flow from/(utilised in) investing activities		**42 597**	1 259	**(74 554)**	(144 302)
CASH FLOW FROM FINANCING ACTIVITIES					
Ordinary shares issued		**21 373**	1 584	**21 373**	1 584
Share buyback: outside shareholders' portion		**-**	-	**-**	(296 335)
Short-term loans		**(40 000)**	70 000	**(40 000)**	70 000
Repayment of bond		**-**	-	**-**	(429 676)
Increase/(decrease) in long-term loans and loans from outside shareholders in subsidiaries - net (including short-term portion)		**-**	-	**(80 364)**	129 830
Loans (advanced)/received from subsidiaries/associates		**7 759**	(49 938)	**-**	-
Net cash from/(utilised in) financing activities		**(10 868)**	21 646	**(98 991)**	(524 597)
Net increase/(decrease) in cash and equivalents		**11 205**	7 207	**(100 069)**	(349 844)
Cash and equivalents at beginning of year		**7 949**	742	**122 072**	471 916
Cash and cash equivalents at end of year (including restricted cash)		**19 154**	7 949	**22 003**	122 072

Notes to the Financial Statements

for the year ended 31 December 2002

1 PRINCIPAL ACCOUNTING POLICIES

The financial statements, which are prepared on the historical cost basis, comprise the following accounting policies which conform with South African Statements of Generally Accepted Accounting Practice and are consistent with those of the previous year.

1.1 Consolidation: The consolidated financial information includes the financial statements of the Company, its subsidiaries, joint ventures and associates.

A company in which the Group has directly or indirectly, through other subsidiary undertakings, a controlling interest, is classified as a subsidiary undertaking. The minority interest in the consolidated equity and in the consolidated results are shown separately. Inter-company accounts and transactions are eliminated on consolidation.

Joint ventures are those investments in which the Group has joint control. The proportion of assets, liabilities, income, expenses and cash flow of each joint venture attributable to the Group are incorporated in the consolidated financial statements under appropriate headings. The results of joint ventures are included from the effective dates of acquisition and up to the effective dates of disposal.

For self-sustaining foreign entities, assets and liabilities are translated using the closing rates, and income statements are translated at average rates. Differences arising on translation are taken directly to shareholders' equity.

Any excess or deficits of the purchase price, when compared to the fair value of the subsidiary or joint venture acquired, is attributed to mineral property interests and amortised in terms of the Group accounting policies.

1.2 Investments in associates: Investments in associated undertakings are accounted for by the equity method of accounting. These are undertakings in which the Group has a long-term interest and over which it exercises significant influence, but no control.

Equity accounting involves recognising in the income statement the Group's share of the associates post acquisition profit or loss for the year.

The Group's interest in the associate is carried in the balance sheet at an amount that reflects its share of the net assets of the associate and includes the unamortised portion of the excess of the purchase price over the fair value of attributable assets of an associate at date of acquisition. Where the fair value of attributable assets of an associate exceeds the purchase price, the investment is carried on the balance sheet at cost, plus the amortised portion of the excess. In addition, the carrying value of the investment in foreign associates includes any exchange differences on translation.

Any excess or deficit of the purchase price over the attributable net assets of the associate is amortised over the useful lives of the underlying assets.

1.3 Foreign currencies: The financial statements are presented in South African Rands. Monetary assets and liabilities in foreign currencies are translated to South African Rands at rates of exchange ruling at the end of the financial period. Translation gains and losses arising at period end, as well as those arising on the translation of settled transactions, occuring in currencies other than the South African Rands, are included in net income.

For self-sustaining foreign entities, assets and liabilities are translated using the closing rates at year end, and income statements are translated at average rates. Differences arising on translation are taken directly to shareholders' equity. The Company's investment in Randgold Resources Limited, whose functional currency is the United States Dollar, is accounted for in this manner.

For foreign subsidiaries which form an integral part of the Company's business, translation differences are recognised as income or expenses in the period in which they arise.

1.4 Investments: Listed investments, which are classified as available-for-sale are accounted for at fair value, with unrealised holding gains and losses excluded from earnings and reported as a separate component of shareholders' equity. Long-term investments in unlisted companies are accounted for at cost. Realised gains and losses are included in determining net income and loss. For all long-term investments, unrealised losses are included in determining net income or loss where it is felt that a significant decline in the value of the investment, other than temporary, has occurred.

1.5 Cash and cash equivalents include all highly liquid investments with a maturity of three months or less at the date of purchase.

1.6 Inventories, which include ore stockpiles, gold in-process, supplies and insurance spares are stated at the lower of cost or net realisable value. The cost of ore stockpiles and gold produced is determined principally by the weighted average cost method using related production costs.

1 PRINCIPAL ACCOUNTING POLICIES *(continued)*

Stockpiles consist of two types of ore, high-grade and medium-grade ore, which will be processed through the processing plant. Both high- and medium-grade stockpiles are currently being processed and all ore is expected to be fully processed within the life of mine. The processing of ore in stockpiles occurs in accordance with the life of mine processing plan that has been optimised based on the known mineral reserves, current plant capacity and mine design.

1.7 **Exploration costs** are expensed as incurred. Costs related to property acquisitions and mineral and surface rights are capitalised.

1.8 **Undeveloped properties,** upon which the Group has not performed sufficient exploration work to determine whether significant mineralisation exists, are carried at original cost. Where the directors consider that there is a little likelihood of the properties being exploited, or the value of the exploitation rights has diminished below cost, a write-down is recorded.

1.9 **Development costs and mine plant facilities** relating to existing mines are capitalised. Development costs consist primarily of direct expenditure to develop an ore body for economic exploitation and to expand the production capacity of existing operating mines. Following the completion of a bankable feasibility study, development costs, which include interest on borrowed funds, used to place new mines into production and to complete major development projects at operating mines are capitalised. Ongoing costs to maintain production are expensed as incurred.

1.10 **Deferred stripping costs:** The costs of waste stripping in excess of the expected pit life average stripping ratio are deferred and charged to production when the actual ratio is below the expected average ratio. The expected pit life average stripping ratio is calculated as the ratio of future anticipated waste tons to be mined, to anticipated future ore tons to be mined. This ratio is recalculated annually in light of additional knowledge and changes in estimates. The expected pit life ratio is then compared to waste associated with ore mined during the period so as to calculate the deferred stripping costs to be deferred or released for the period.

1.11 **Non-mining fixed assets and depreciation:** Land is shown at cost and is not depreciated. Buildings and other non mining fixed assets are shown at cost less accumulated depreciation.

1.12 **Mining assets - depreciation and amortisation:** Long-lived mining assets include mining properties, mine development cost and mine plant facilities. These assets have useful economic lives which equal or exceed that of the life of the mine. Depreciation and amortisation are therefore charged over the life of the mine based on estimated ore tons contained in proven and probable reserves. Proven and probable ore reserves reflect estimated quantities of economically recoverable reserves, which can be recovered in the future from known mineral deposits. Short-lived assets which include motor vehicles, office equipment and computer equipment are depreciated over useful lives of two to five years.

1.13 **Mining property evaluations:** Recoverability of the long-term assets of the Company, which include development costs, deferred stripping costs and undeveloped property costs, together with other current assets, is reviewed whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. In determining if the asset can be recovered, the Company compares the value in use amount to the carrying amount or where higher, the disposal value. If the carrying amount exceeds the value in use amount, the Company will record an impairment charge in the income statement to write down the asset to the value in use amount. To determine the value in use amount, management makes its best estimate of the future cash inflows that will be obtained each year over the life of the mine and discounts the cash flow by a rate that is based on the time value of money adjusted for the risk associated with the applicable project. Management's best estimate includes only those projections which it believes are reliable, and which based upon past experience, it has the ability to accurately forecast. These estimates are subject to risks and uncertainties including future metal prices. In addition, other factors that management can control may turn out differently than that projected and could have an effect on the determination of the value in use amount. It is therefore reasonably possible that changes could occur which may affect the recoverability of the mining assets.

1.14 **Rehabilitation costs:** The net present value of future rehabilitation cost estimates is recognised and provided for in the financial statements and capitalised to mining assets on initial recognition. Due to the nature of mining operations, initial recognition is at the time of first production and thereafter as and when additional environmental disturbances are created. The estimates are reviewed annually and are discounted using rates that reflect the time value of money.

1 PRINCIPAL ACCOUNTING POLICIES ***(continued)***

Annual increases in the provision consist of finance costs relating to the change in the present value of the provision and inflationary increases in the provision estimate. The present value of additional environmental disturbances created are capitalised to mining assets against an increase in the rehabilitation provision. The rehabilitation asset is amortised as noted previously. Rehabilitation projects undertaken, included in the estimates, are charged to the provision as incurred.

Environmental liabilities, other than rehabilitation costs, which relate to liabilities arising from specific events, are expensed when they are known, probable and reasonably estimable.

1.15 **Provisions** are recognised when the Group has a present legal or constructive obligation as a result of past events where it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation, and a reliable estimate of the amount of the obligation can be made.

1.16 **Gold sales:** Revenue arising from gold sales is recognised when the risks and rewards of ownership and title pass to the buyer under the terms of the applicable contract and the pricing is fixed and determinable.

1.17 **Management and other fees** are recognised when services are delivered.

1.18 **Dividends** received are recognised when receivable.

1.19 **Interest** is recognised on a time proportion basis, taking into account the principal outstanding and the effective rate over the period to maturity, when it is determined that such income will accrue to the Group.

1.20 **Derivatives:** All derivatives are recognised on the balance sheet at their fair value, unless they meet the criteria for the normal purchases normal sales exemption.

On the date a derivative contract is entered into, the Group designates the derivative for accounting purposes as either a hedge of the fair value of a recognised asset or liability (fair value hedge) or a hedge of a forecasted transaction (cash flow hedge). Certain derivative transactions, while providing a degree of economic hedges under the Group's risk management policies, do not qualify for hedge accounting.

Changes in the fair value of a derivative that is highly effective, and that is designated and qualifies as a cash flow hedge, are recognised directly in equity. Amounts deferred in equity are included in the income statement in the same periods during which the hedge firm commitment or forecasted transaction affects net profit or loss.

Recognition of derivatives which meet the criteria for own use are deferred until settlement.

Changes in the fair value of derivatives that do not qualify for hedge accounting are recognised in the income statement.

The Group formally documents all relationships between hedging instruments and hedged items, as well as its risk management objective and strategy for undertaking various hedge transactions. This process includes linking derivatives designed as hedges to specific assets and liabilities or to specific firm commitments for forecasted transactions. The Group formally assesses, both at the hedge inception and at the end of each reporting period, whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in fair values or cash flows of hedged items.

1.21 **Income and mining taxes:** The Company follows the comprehensive liability method of accounting for income and mining taxes, whereby deferred income and mining taxes are recognised for the tax consequences of timing differences, by applying current statutory tax rates to differences between financial statement amounts and the tax bases of assets and liabilities. Deferred tax assets are recognised for temporary differences which result in deductible amounts in future periods, but only to the extent it is possible that sufficient taxable profits will be available against which these differences can be utilised.

Changes in deferred tax assets and liabilities include the impact of any tax rate changes enacted during the year.

1.22 **Earnings per share** is computed by dividing the profit/(loss) by the weighted average number of ordinary shares in issue during the period/year. Diluted earnings per share is presented when the inclusion of potential common shares has a dilutive effect on earnings/loss per share.

1.23 **Employee benefits:** *Pension and Provident Funds:* The Company contributes to a number of retirement plans on behalf of its employees all of which are defined contribution in nature. The Company's contributions to these plans are charged to the income statement in the year to which they relate.

Post-Retirement Medical Benefits: The Company has an obligation to provide certain medical aid benefits to certain pensioners and their dependents. A liability for these retirees and their dependents has been accrued in full based on an actuarial valuation.

Year ended	Company 31 Dec 2002 R000	Company 31 Dec 2001 R000	Group 31 Dec 2002 R000	Group 31 Dec 2001 R000
2 INCOME AND MINING TAXES				
South African taxation				
Current				
■ income and mining taxation	-	-	-	-
Deferred				
■ income and mining taxation	-	-	-	-
Foreign taxation	-	-	-	(1 016)
	-	-	-	(1 016)

South African non-mining current tax is paid on taxable income at 30%. For the years presented, no significant mining operations were concluded in South Africa. Foreign taxation consists of taxation paid by the Malian company, Somisy S.A., which is based on the greater of 35% of that company's taxable income or 0.75% of gross revenue earned by that company. The operating joint venture, Morila, benefits from a five year tax holiday in Mali. No net deferred tax assets have been recognised in the periods presented for the tax losses carried forward as their recoverability is not deemed "more than likely". As at 31 December 2002, the Group had estimated tax losses of R125 million in South Africa.

	R000 (Numerator)	Shares (000) (Denominator)	Per-share amount (cents)
3 EARNINGS/(LOSS) PER SHARE			
(a) Earnings per share/fully diluted earnings per share			
For the year ended 31 December 2002			
Basic earnings per share			
Shares outstanding at 1 January 2002	-	**41 702**	-
Weighted average number of shares issued during the period	-	**1 335**	-
Earnings available to shareholders	**385 298**	**43 037**	**895**
Effect of dilutive securities			
Share options issued to employees	-	**409**	-
Fully diluted earnings per share	**385 298**	**43 446**	**887**
For the year ended 31 December 2001			
Basic loss per share			
Shares outstanding at 1 January 2001	-	41 437	-
Weighted average number of shares issued during the period	-	141	-
Loss available to shareholders	(70 052)	41 578	(168)
Effect of dilutive securities			
Share options issued to employees	-	-	-
Fully diluted loss per share	(70 052)	41 578	(168)

3 EARNINGS/(LOSS) PER SHARE *(continued)*

(b) Headline earnings/(loss) per share and fully diluted headline earnings/(loss) per share

The calculation of headline earnings/(loss) per share is derived from the consolidated net income after taxation adjusted as below, divided by the basic weighted average number of shares in issue during the year. Fully diluted headline earnings/(loss) per share includes the effect of all potential dilutive ordinary shares.

	Income/ (loss) on ordinary activities* R000	Income tax R000	Minority share-holders' interest R000	Net profit/ (loss) R000
i) Year ended 31 December 2002				
Profit	**423 892**	**-**	**(38 594)**	**385 298**
Headline profit	**423 892**	**-**	**(38 594)**	**385 298**
ii) Year ended 31 December 2001				
Loss	(14 289)	(1 016)	(54 747)	(70 052)
Headline loss	(14 289)	(1 016)	(54 747)	(70 052)

* *before taxes and minority interest*

	Company		Group	
	31 Dec 2002 R000	31 Dec 2001 R000	**31 Dec 2002 R000**	31 Dec 2001 R000
4 RECEIVABLES				
Trade	**-**	-	**-**	28 812
Taxes	**-**	1 166	**-**	41 814
Syama equipment debtors	**-**	-	**-**	32 609
Other	**4 266**	2 668	**6 219**	99 217
	4 266	3 834	**6 219**	202 452
5 INVENTORIES				
Ore stockpiles	**-**	-	**-**	15 730
Gold in-process	**-**	-	**-**	12 135
Consumable stores	**-**	-	**-**	88 856
	-	-	**-**	116 721
6 RESTRICTED CASH				
Debt service reserve	**-**	-	**-**	53 598

The debt service reserve account relates to the NM Rothschild & Sons Limited debt.

	Company		Group	
	31 Dec 2002 R000	31 Dec 2001 R000	**31 Dec 2002 R000**	31 Dec 2001 R000
7 PROPERTY, PLANT AND EQUIPMENT				
Mine properties, mine development costs and mine plant facilities				
Cost				
■ at beginning of period	**-**	-	**1 700 696**	965 194
■ foreign exchange movement	**-**	-	**(246 555)**	637 230
■ additions	**-**	-	**27 003**	159 502
■ disposals	**-**	-	**-**	(61 230)
■ movement resulting from subsidiary becoming associate	**-**	-	**(1 481 144)**	-
	-	-	**-**	1 700 696
Accumulated depreciation				
■ at beginning of period	**-**	-	**864 874**	444 647
■ foreign exchange movement	**-**	-	**(134 176)**	354 846
■ charge for the period	**-**	-	**41 947**	65 381
■ movement resulting from subsidiary becoming associate	**-**	-	**(772 645)**	-
	-	-	**-**	864 874
Net book value	**-**	-	**-**	835 822
Undeveloped property costs				
Cost				
■ at beginning of period	**11 087**	11 087	**112 260**	58 453
■ foreign exchange movement	**-**	-	**(16 593)**	37 802
■ additions	**-**	-	**-**	16 005
■ movement resulting from subsidiary becoming associate	**-**	-	**(84 580)**	-
Net book value	**11 087**	11 087	**11 087**	112 260
Non-mining fixed assets				
Cost				
■ at beginning of period	**6 908**	6 727	**12 455**	12 274
■ additions	**-**	245	**-**	245
■ disposals	**-**	(64)	**-**	(64)
	6 908	6 908	**12 455**	12 455
Accumulated depreciation				
■ at beginning of period	**6 620**	6 600	**8 767**	8 747
■ foreign exchange movement	**-**	-	**-**	-
■ charge for the period	**62**	20	**62**	20
	6 682	6 620	**8 829**	8 767
Net book value	**226**	288	**3 626**	3 688
Total net book value	**11 313**	11 375	**14 713**	951 770

Notes to the Financial Statements

for the year ended 31 December 2002 *(continued)*

	Company		Group	
	31 Dec 2002 R000	31 Dec 2001 R000	**31 Dec 2002 R000**	31 Dec 2001 R000
8 INVESTMENTS				
Listed investments	**116 091**	81 775	**150 028**	105 482

Listed investments comprise investments in listed South African mining and exploration companies. These investments are classified as available-for-sale, and are accounted for at fair value.

In terms of a scrip lending agreement, listed investments with a fair value of R98.5 million have been lent out until 30 June 2003, for a fee. The Company has received security cover of 1.5 times the value of the loaned shares.

	Company		Group	
	31 Dec 2002 R000	31 Dec 2001 R000	**31 Dec 2002 R000**	31 Dec 2001 R000
9 INTEREST IN SUBSIDIARY COMPANIES				
Shares at cost	**240 566**	240 566	-	-
Amounts due by subsidiary companies	**66 519**	69 521	-	-
	307 085	310 087	-	-
Less: Amounts due to subsidiary companies	**(9 410)**	(4 654)	-	-
	297 675	305 433	-	-

Under scrip lending agreement 952 481 of the Group's shares in Randgold Resources Limited have been lent out until 30 June 2003, for a fee. Security cover of 1.4 times the value of the loaned shares has been received.

	Group	
	31 Dec 2002 R000	31 Dec 2001 R000
10 INVESTMENT IN ASSOCIATE		
Investment in Randgold Resources Limited		
Opening carrying amount	**213 904**	-
Net gain on share capital movements in subsidiary/associate	**98 065**	-
Exchange losses on conversion	**(101 798)**	-
Share of post acquisition retained income	**285 627**	-
Closing carrying amount	**495 798**	-

10 INVESTMENT IN ASSOCIATE *(continued)*

At the time of Randgold Resources' listing on Nasdaq in July 2002, it issued 5 million new shares to new shareholders. This resulted in Randgold & Exploration's portion of the total Randgold Resources shareholding reducing from 59% to 48%. From July 2002 Randgold Resources is therefore not consolidated as a subsidiary, but accounted for by the equity method as an associate company. Subsequent to this date profits from Randgold Resources are shown as a single line item in the consolidated financial statements.

	Company		Group	
	31 Dec 2002 R000	31 Dec 2001 R000	**31 Dec 2002 R000**	31 Dec 2001 R000
11 OTHER LONG-TERM ASSETS				
Deferred stripping costs				
■ at beginning of year	-	-	**28 261**	2 791
■ additions during the period	-	-	**27 581**	25 470
■ Movement resulting from subsidiary becoming associate	-	-	**(55 842)**	-
	-	-	-	28 261
Other investments	-	-	**159**	159
	-	-	**159**	28 420
12 ACCOUNTS PAYABLE AND ACCRUED LIABILITIES				
Trade	-	-	-	51 083
Payroll and other compensation	**730**	-	**730**	1 581
Other	**2 596**	4 901	**16 702**	90 583
Related party payables	**40 555**	35 429	**40 555**	35 429
ABSA loan	**31 304**	72 318	**31 304**	72 318
Short-term portion of long-term loans	-	-	-	134 463
	75 185	112 648	**89 291**	385 457

The related party payables are in respect of a loan from Consolidated Mining Management Services Limited of R32.2 million (2001: R28.3 million) and restructuring cost incurred on behalf of the Group by Western Areas Limited of R8.3 million (2001: R7.1 million).

In September 2001, a R70 million loan was obtained from ABSA Bank. The loan carries interest at the prime overdraft rate. At year end the outstanding capital amount on the loan amounted to R30 million, secured by 7 360 000 Randgold Resources shares. On 31 March 2003 a further R10 million was repaid on the loan. The balance of R20 million is repayable by 30 September 2003.

13 PROVISION FOR POST-RETIREMENT BENEFITS

The Company pays post-retirement medical benefits for certain retirees of the previously listed Rand Mines Group. In 2001 an additional R25 million was provided in this regard.

The Company has accrued in full for their post-retirement medical cost obligations based on the latest calculations by independent actuaries which include appropriate mortality tables and assuming long-term estimates of increases in medical costs and appropriate discount rates. The principal assumptions were a medical cost inflation of 10% and a valuation interest rate of 11.5%.

		Company		Group	
		31 Dec 2002 R000	31 Dec 2001 R000	**31 Dec 2002 R000**	31 Dec 2001 R000
13 PROVISION FOR POST-RETIREMENT BENEFITS *(continued)*					
The movement in the provision for the year was:					
Opening balance		**53 077**	27 348	**53 077**	27 348
Less: utilised during the year		**(3 237)**	(5 060)	**(3 237)**	(5 060)
Provided during the year		**2 160**	30 789	**2 160**	30 789
Closing balance		**52 000**	53 077	**52 000**	53 077
14 LONG-TERM LOANS					
BRGM	(a)	-	-	-	8 709
Syndicated term loan and revolving facility	(b)	-	-	-	395 340
Morila project loan	(c)	-	-	-	315 937
Finance lease	(d)	-	-	-	99 099
		-	-	-	819 085
Less: Short-term portion included in current liabilities		-	-	-	(134 464)
		-	-	-	684 621

Long-term loans are all in respect of the Randgold Resources group. During the year, Randgold Resources, which previously was a subsidiary, became an associate and at 31 December 2002, its long-term loans were therefore not disclosed as such on the balance sheet. The relevant details relating to the loans as at the end of the comparative year, 31 December 2001, are:

(a) BRGM

The Bureau de Recherches Géologiques et Minières ("BRGM") loan is unsecured and bears interest at the base rate of the Central Bank of West African States plus 2 percent. The loan is repayable from cash flows resulting from the Loulo project after repayment of other loans.

(b) Syndicated term loan and revolving facility

NM Rothschild & Sons Limited acted as agent for a consortium of banks comprising a syndicated loan facility of US$25 million and a revolving credit facility of US$10 million.

(c) Morila project loan

The Morila project loan is repayable in six monthly instalments over 5 years commencing 30 June 2001. It bears interest at US three month LIBOR plus 2% per annum and is secured over the assets of the Morila project. It is non-recourse to Randgold Resources Limited.

(d) Finance lease

Morila finance lease relates to five generators leased from Rolls-Royce for Morila. The lease is repayable over ten years commencing 1 April 2001 and bears interest at a variable rate which was as at 31 December 2002 approximately 15.5% per annum. The lease is collateralised by plant and equipment, whose net book value at 31 December 2002 amounted to US$8.1 millon (2001: US$6.4 million).

	Company		Group	
	31 Dec 2002 R000	31 Dec 2001 R000	**31 Dec 2002 R000**	31 Dec 2001 R000
14 LONG-TERM LOANS *(continued)*				
Repayment of the long-term loans at 31 December 2001 is as follows:				
Not later than one year			-	134 464
Later than one year and not later than five years			-	623 991
Later than five years			-	60 630
			-	819 085
15 PROVISION FOR ENVIRONMENTAL REHABILITATION				
Accrued rehabilitation costs	-	-	-	51 993

During the year, Randgold Resources, which previously was a subsidiary, became an associate and at 31 December 2002, its rehabilitation liabilities are therefore not disclosed as such on the balance sheet.

The provisions for close down and restoration costs, as at 31 December 2001, relate to the Randgold Resources' operations in Mali and include estimates for the effect of future inflation and have been discounted to their present value at 6% per annum, being an estimate of the risk free pre-tax, cost of borrowing.

		Company		Group	
	Notes	**31 Dec 2002 R000**	31 Dec 2001 R000	**31 Dec 2002 R000**	31 Dec 2001 R000
16 LOANS FROM OUTSIDE SHAREHOLDERS IN SUBSIDIARIES					
Somisy	16.1				
■ principal amount		-	-	-	85 405
Government of Mali					
■ principal amount		-	-	-	52 053
		-	-	-	137 458
IFC					
■ deferred interest		-	-	-	62 285
Government of Mali					
■ deferred interest		-	-	-	38 588
		-	-	-	238 331
Somilo	16.2				
Government of Mali					
■ principal amount		-	-	-	5 223
■ deferred interest		-	-	-	15 490
		-	-	-	20 713
Total		-	-	-	259 044

Notes to the Financial Statements

for the year ended 31 December 2002 *(continued)*

16 LOANS FROM OUTSIDE SHAREHOLDERS IN SUBSIDIARIES *(continued)*

Loans from outside shareholders in subsidiaries are all in respect of the Randgold Resources group. During the year, Randgold Resources, which previously was a subsidiary, became an associate and at 31 December 2002, its loans from outside shareholders in subsidiaries were therefore not disclosed as such on the balance sheet. The relevant details relating to the loans as at the end of the comparative year, 31 December 2001, are:

16.1 Somisy (US$ loans)

The loans to Somisy are unsecured and the principal portion is repayable in full on 15 December 2003, provided there is "net cash available" as defined in the loan agreement of Somisy.

The original terms of the loan provide for interest, payable monthly, at an average three-month US$ LIBOR plus 2%.

All or part of the interest due could be deferred if "net cash available" was insufficient to pay in full. Deferred interest also incurred interest at the stated rate. To date no interest has been paid. Interest has been waived by mutual agreement between the parties as of May 2001 due to the suspended status of the operation.

16.2 Somilo (US$ loans)

The Government of Mali loan to Somilo is uncollaterised and bears interest at the base rate of the Central Bank of West African States plus 2%. The loan is repayable from cash flows of the Loulo mine after repayment of all other loans.

16.3 Other

Losses of Somisy and Somilo have been attributed to the minority shareholders, as their loans are not repayable until there is "net available cash". In the event of a liquidation of Somisy or Somilo, the shareholders' loans and deferred interest are not guaranteed.

		Group	
	Notes	**31 Dec 2002 R000**	31 Dec 2001 R000
17 LIABILITIES ON FINANCIAL INSTRUMENTS			
■ *mark to market of speculative financial instruments at year end*	17.1	-	8 470
■ financial instruments liability/(asset)	17.2	-	20 905
Total		-	29 375

At 31 December 2002, Randgold Resources is disclosed as an associate and its liabilities on financial instruments are therefore not disclosed as such on the balance sheet. The relevant details relating to its liabilities on financial instruments at the end of the comparative year, 31 December 2001, are:

17.1 This reflects the mark to market adjustment on those derivative instruments which do not, under the Group's accounting policy, qualify for hedge accounting. These derivative instruments are further detailed in note 21.

17.2 The financial instruments liability relates to derivative instruments which qualify for hedge accounting. These derivative instruments are further detailed in note 21.

18 EMPLOYEE BENEFIT PLANS

18.1 Employee share option scheme

Activities of the Employee Share Option Scheme are included in the Directors' Report. At 31 December 2002, in terms of the vesting period set out in the Employee Share Option Scheme, 1 394 909 of the granted shares were exercisable.

18 EMPLOYEE BENEFIT PLANS *(continued)*

18.2 Pension and provident funds

The Group contributes to several defined contribution provident funds. The provident funds are funded on the "money accumulative basis" with the members' and the Company contributions having been fixed in the constitutions of the funds.

All the Group employees are covered by the abovementioned retirement benefit plans other than those directly employed by Somisy and Morila. Retirement benefits for employees of Somisy and Morila are provided by the Mali state social security system to which the company and employees contribute a fixed percentage for payroll costs each month. Fund contributions by the Company for the years ended 31 December 2002 and 31 December 2001 amounted to R2.5 million and R3.6 million respectively.

19 ADDITIONAL CASH FLOW INFORMATION

Reduction of interest in Randgold Resources Limited

At the time of Randgold Resources' listing on Nasdaq in July 2002, it issued 5 million new shares to new shareholders. This resulted in Randgold & Exploration's portion of the total Randgold Resources' shareholding reducing from 59% to 48%. From July 2002, Randgold Resources is therefore not consolidated as a subsidiary, but accounted for by the equity method as an associate company. The book value of the Group's share of the assets and liabilities at the time of the change in status was as follows:

		Group
	Notes	31 Dec 2002 R000
Property, plant and equipment		793 079
Other long-term assets		50 258
Current assets		399 232
Long-term liabilities and minority interest		(1 028 665)
Net book value of interest in subsidiary before share issue		213 904
Net book value of interest in associate after share issue		311 969
Cash proceeds received		-
Dilution gain on reduction of interest in subsidiary/associate	10	98 065
Currency translation differences: dilution of subsidiary/associate		28 328
Total gain on reduction of interest in subsidiary/associate		126 393
Cash proceeds received on reduction of interest in subsidiary/associate		-
Net cash on subsidiary becoming associate		(92 821)
Net cash reduction		(92 821)

20 FAIR VALUE AND RISKS OF FINANCIAL INSTRUMENTS

The Group's financial instruments are set out in note 21.

In the normal course of its operations the Group is exposed to commodity price, currency, interest, liquidity and credit risk. In order to manage these risks, the Group may make use of financial instruments. They include mainly gold forward sales and gold price option contracts.

Concentration of credit risk of financial instrument assets

The Group's cash and cash equivalents and receivables do not represent a concentration for credit risk because the Group deals with a variety of major banks and reputable refineries and its debtors and loans are regularly monitored. An adequate level of provision is maintained.

Notes to the Financial Statements

for the year ended 31 December 2002 *(continued)*

20 FAIR VALUE AND RISKS OF FINANCIAL INSTRUMENTS *(continued)*

Gold bullion, the Group's principal product, is produced in Mali. The gold produced is sold to reputable gold refineries. Because of the international market for gold, the Group believes that no concentration of credit risk exists with respect to the selected refineries to which the gold is sold.

Foreign currency and commodity price risk

In the normal course of business, the Group enters into transactions denominated in foreign currencies (primarily US$). In addition, the Group has investments and liabilities in a number of different currencies (primarily US$). As a result, the Group is subject to transaction and translation exposure from fluctuations in foreign currency exchange rates. The Group does not currently hedge its exposure to foreign currency exchange rates for purchases.

Generally the Group does not hedge its exposure to gold price fluctuation risk and sells at market spot prices. These prices are in US dollars and do not expose the Group to any currency flutuation risk. However, during periods of capital expenditure or loan finance, the Group secures a floor price through simple forward contracts and options whilst maintaining significant exposure to spot prices.

Interest rates and liquidity risks

Fluctuations in interest rates impact on the value of income received from short-term cash investments and interest payments relating to borrowings giving rise to interest rate risk.

In the ordinary course of business, the Group receives cash from its operations and is required to fund working capital and capital expenditure requirements. This cash is managed to ensure surplus funds are invested in a manner to achieve maximum returns while minimising risks. In addition, the Group has been able to actively source financing through public offerings of Randgold Resources' shares, shareholders' loans, third party loans and the sale of investments.

21 FAIR VALUE OF FINANCIAL INSTRUMENTS

The following table represents the carrying amounts and fair values of the Group's financial instruments outstanding at 31 December 2002 and 31 December 2001. The fair value of a financial instrument is defined as the amount at which the instrument could be exchanged in a current transaction between willing parties, other than in a forced or liquidation sale.

	31 December 2002		31 December 2001	
	Carrying amount R000	**Fair value R000**	Carrying amount R000	Fair value R000
Financial assets				
Cash and cash equivalents	**22 003**	**22 003**	88 937	88 937
Restricted cash	**-**	**-**	53 598	53 598
Receivables	**6 219**	**6 219**	202 452	202 452
Investments	**150 028**	**150 028**	105 482	105 482
Other non-current assets (excluding deferred stripping costs)	**159**	**159**	159	159
Financial liabilities				
Accounts payable	**89 291**	**89 291**	385 457	385 457
Bank overdrafts	**-**	**-**	20 463	20 463
Long-term loans (excluding loans from outside shareholders)	**-**	**-**	684 621	684 621

21 FAIR VALUE OF FINANCIAL INSTRUMENTS *(continued)*

All financial instruments as at 31 December 2002 were in respect of Randgold Resources. Due to the change of its status during 2002, from a subsidiary to an associate, no disclosure of its financial instuments are given for the 2002 year.

	Hedging instruments				Unmatched instruments			
	Puts purchased		Forward sales		Purchased calls		Calls sold	
Maturity Dates	Ounces	US$/oz	Ounces	US$/oz	Ounces	US$/oz	Ounces	US$/oz
At 31 December 2001:								
Morila (attributable portion)								
31 Dec 2002	24 000	275	67 296	275	23 822	340	24 000	310
31 Dec 2003	-	-	60 576	275	21 446	350	-	-
31 Dec 2004	-	-	51 936	275	18 384	360	-	-
Syama								
31 Dec 2004	-	-	-	-	-	-	148 500	353

The total value of the above financial instruments as at 31 December 2001 was an unrecognised loss of R30 million.

Estimation of fair values

Receivables, accounts payable, bank overdrafts, cash and cash equivalents

The carrying amounts are a reasonable estimate of the fair values because of the short maturity of such instruments.

Investment and other non-current assets

The fair value of publicly traded instruments is based on quoted market prices. All other instruments have been valued by the directors using cash flow analyses.

Long-term debt

The fair value of market based floating rate long-term debt is estimated using the expected future payments discounted at market interest rates. No fair value has been attributed to the loans from outside shareholders in subsidiaries since, due to the uncertainty of their repayment, a fair value is not determinable.

Gold price forward and option contracts

The fair value of gold price forwards and option contracts has been determined by reference to quoted market rates at year end balance sheet dates.

22 GEOGRAPHICAL AND SEGMENTAL INFORMATION

The Group is primarily involved in gold mining and exploration interests. Activities are conducted and investments held both inside and outside of South Africa. An analysis of the Group's business segments, excluding intergroup transactions, is set out below. In January 2001, the Company announced suspension of mining activities at Syama and put the mine on care and maintenance. Processing of stockpiles continued until early December 2001, when the operation was placed on full care and maintenance. Syama's results are disclosed separately as a discontinued operation as reflected in the table on the following page:

Notes to the Financial Statements

for the year ended 31 December 2002 *(continued)*

22 GEOGRAPHICAL AND SEGMENTAL INFORMATION *(continued)*

Year ended 31 December 2002

On an equity accounted basis

Profit and loss

	Syama mine* (Mali) R000	Group's 40% share of Morila mine (Mali) R000	Corporate exploration and other (West Africa) R000	Corporate exploration and other (South Africa) R000	Total R000
Gold sales	-	404 064	-	-	404 064
Total cash costs	-	(143 315)	-	(11 284)	(154 599)
Cash profit/(loss)	-	260 749	-	(11 284)	249 465
Interest expense	-	(12 422)	(10 355)	(17 362)	(40 139)
Dividends and interest received	-	603	207	2 956	3 766
Depreciation and amortisation	-	(33 280)	(8 667)	(62)	(42 009)
Profit/(loss) on financial instruments	(11 924)	(1 110)	-	-	(13 034)
Loss on sale of investments	-	-	-	(1 493)	(1 493)
Exploration and corporate expenditure	-	(2 095)	(61 026)	-	(63 121)
Other (expenditure)/income	(15 523)	(11 134)	6 780	64 707	44 830
Profit/(loss) before tax and minority interest	(27 447)	201 311	(73 061)	37 462	138 265
Equity income from associate	(13 686)	346 059	(46 746)	-	285 627
Tax and minority interest	11 323	(83 048)	33 131	-	(38 594)
Net profit/(loss)	(29 810)	464 322	(86 676)	37 462	385 298
Capital expenditure	-	29 260	-	-	29 260
Total assets	-	-	-	688 920	688 920
Total external liabilities	-	-	-	141 291	141 291
Ounces sold (to June 2002)	-	119 649	-	-	119 649

* *Discontinued operation*

Randgold Resources' portion of Morila's production for the 2002 year amounted to 421 126 ounces.

Year ended 31 December 2002

On a fully consolidated basis (Proforma)**

Profit and loss

	Syama mine* (Mali) R000	Group's 40% share of Morila mine (Mali) R000	Corporate exploration and other (West Africa) R000	Corporate exploration and other (South Africa) R000	Total R000
Gold sales	-	1 369 476	-	-	1 369 476
Total cash costs	-	(326 475)	-	(11 284)	(337 759)
Cash profit/(loss)	-	1 043 001	-	(11 284)	1 031 717
Interest expense	-	(24 705)	(14 347)	(17 362)	(56 414)
Dividends and interest received	-	2 031	301	2 956	5 288
Depreciation and amortisation	-	(74 687)	(17 341)	(62)	(92 090)
Profit/(loss) on financial instruments	(8 060)	4 461	-	-	(3 599)
Loss on sale of investments	-	-	-	(1 493)	(1 493)
Exploration and corporate expenditure	-	(5 924)	(165 067)	-	(170 991)
Other (expenditure)/income	(51 612)	(15 065)	13 350	64 707	11 380
Profit/(loss) before tax and minority interest	(59 672)	929 112	(183 104)	37 462	723 798
Tax and minority interest	29 862	(464 790)	96 428	-	(338 500)
Net profit/(loss)	(29 810)	464 322	(86 676)	37 462	385 298

** *Proforma: If Randgold Resources had been consolidated for the full year.*

	Syama mine* (Mali) R000	Group's 40% share of Morila mine (Mali) R000	Corporate exploration and other (West Africa) R000	Corporate exploration and other (South Africa) R000	Total R000
22 GEOGRAPHICAL AND SEGMENTAL INFORMATION *(continued)*					
Year ended 31 December 2001					
Profit and loss					
Gold sales	140 979	568 461	-	-	709 440
Total cash costs	(221 359)	(218 013)	-	(10 433)	(449 805)
Cash profit/(loss)	(80 380)	350 448	-	(10 433)	259 635
Interest expense	(8 571)	(19 343)	(6 635)	(37 794)	(72 343)
Dividends and interest received	-	1 976	16 667	281	18 924
Provision for post-retirement benefits	-	-	-	(25 000)	(25 000)
Depreciation and amortisation	-	(62 783)	(2 598)	(1 427)	(66 808)
Profit/(loss) on financial instruments	88 814	(2 488)	-	-	86 326
Loss on sale of investments	-	-	-	(11 386)	(11 386)
Exploration expenditure	-	601	(82 700)	-	(82 099)
Other (expenditure)/income	(54 292)	(3 287)	10 663	(74 622)	(121 538)
(Loss)/profit before tax and minority interest	(54 429)	265 124	(64 603)	(160 381)	(14 289)
Tax and minority interest	2 356	-	(58 119)	-	(55 763)
Net (loss)/profit	(52 073)	265 124	(122 722)	(160 381)	(70 052)
Capital expenditure	33 603	117 344	16 556	245	167 748
Total assets	170 667	1 070 161	173 639	132 895	1 547 380
Total external liabilities	158 303	488 425	660 588	176 714	1 484 030
Ounces sold	60 953	252 660	-	-	313 613

* *Discontinued operation*

	Company		Group	
	31 Dec 2002 R000	31 Dec 2001 R000	**31 Dec 2002 R000**	31 Dec 2001 R000
23 PROFIT/(LOSS) ON ORDINARY ACTIVITIES BEFORE TAXES AND MINORITY INTEREST				
Profit/(loss) on ordinary activities before taxes and minority interest is stated after charging/(crediting):				
Operating lease charges				
■ building	**55**	51	**55**	51
Auditors remuneration				
■ audit fees	**163**	150	**673**	768
Staff costs	**4 552**	2 770	**44 773**	63 960
Average number of employees	**4**	4	**281**	741

23 PROFIT/(LOSS) ON ORDINARY ACTIVITIES BEFORE TAXES AND MINORITY INTEREST *(continued)*

In terms of a services agreement entered into with Randgold Resources, Randgold & Exploration provides certain technical and administrative services to Randgold Resources. This is done on a cost plus mark-up basis, and the net income for 2002 was R1 141 000.

	Company		Group	
	31 Dec 2002 R000	31 Dec 2001 R000	**31 Dec 2002 R000**	31 Dec 2001 R000
24 COMMITMENTS AND CONTINGENT LIABILITIES				
(a) Capital expenditure commitments				
Contracts for capital expenditure	-	-	-	1 797
Authorised by the directors but not contracted for	-	-	-	18 413
	-	-	-	20 210

25 POST BALANCE SHEET EVENT

On 13 June 2003, the Group disposed of 1 million of its shares in Randgold Resources at an average price of 9.60 Pounds Sterling per share. This transaction, together with earlier share options exercised, reduced the stake in the company from 48% at year-end to 43% at the date of this report.

Subsidiary Companies

at the year ended 31 December 2002

	Issued shares capital R000	Effective holding %	Company: INTEREST OF RANDGOLD Shares 31 Dec 2002 R000	Shares 31 Dec 2001 R000	Group: Indebtedness 31 Dec 2002 R000	Indebtedness 31 Dec 2001 R000
Details of the significant subsidiaries are set out below:						
■ Bentonite Nominees Limited	-	100	**-**	-	**(2 436)**	(2 436)
■ Doornrivier Minerals Limited	-	100	**46**	46	**(1 709)**	(1 700)
■ Continental Base Metal Mining Company (Pty) Ltd	2	100	**-**	-	**(133)**	(133)
■ Corgroup (Neptune) Investments Ltd	4	100	**-**	-	**(25)**	(25)
■ First Wesgold Mining (Pty) Ltd	340	100	**21 080**	21 080	**61 584**	63 786
■ Minrico Limited	-	100	**-**	-	**902**	224
■ Pan African Exploration Syndicate (Pty) Ltd	4	100	**-**	-	**-**	-
■ Rand Mines Lands Limited	-	100	**66**	66	**260**	260
■ Randgold Prospecting & Mineral Holdings Limited	-	100	**-**	-	**3 773**	3 446
■ Randgold Resources (Holdings) Limited (Incorporated in Jersey, Channel Islands)	-	100	**219 374**	219 374	**(5 107)**	1 805
■ Randgold Finance (BVI) Limited (Incorporated in the British Virgin Islands)	-	100	**-**	-	**-**	(360)
■ Versatex Trading 446 (Pty) Ltd	-	100	**-**	-	**-**	-
			240 566	240 566	**57 109**	64 867

Notice to Shareholders

Notice is hereby given that the annual general meeting of Randgold & Exploration Company Limited, registration number 1992/005642/06, will be held at 5 Press Avenue, Selby, Johannesburg on Thursday, 28 August 2003 at 11:00 am for the following business:

BUSINESS OF THE MEETING

1 **Ordinary resolution No. 1**
To receive and consider the audited annual financial statements for the year ended 31 December 2002.

2 **Ordinary resolution No. 2**
To re-appoint PricewaterhouseCoopers Inc. as auditors of the Company.

3 **Ordinary resolution No. 3**
To elect the following as director, who is recommended by the Board for election as director, whose appointment automatically ends on the day of the meeting in terms of the Articles of Association of the Company:
(a) HC Buitendag (Mr Buitendag was initially appointed to the Board on 1 March 2000. He has served as chairman of the Audit Committee and as a member of the Remuneration Committee. Mr Buitendag is the Financial Director of JCI Limited).

4 **Ordinary resolution No. 4**
RESOLVED: That in terms of article 85 of the Company's articles of association, the remuneration of the directors of the Company, be and is hereby approved as follows:
(a) directors' fees of R7 500 per meeting;
(b) the chairman of the Audit Committee to receive fees of R10 000 per meeting;
(c) members of the Audit Committee to receive fees of R7 500 per meeting;
(d) the chairman of the Remuneration Committee to receive fees of R6 000 per meeting;
(e) members of the Remuneration Committee to receive fees of R5 000 per meeting.

5 **Ordinary resolution No. 5**
RESOLVED: That subject to not less than 75% of those shareholders of the Company, present in person or by proxy and entitled to vote at the general meeting voting in favour thereof, the directors of the Company be and are hereby authorised by way of a general authority to issue all or any of the authorised but unissued shares in the capital of the Company for cash, as and when suitable opportunities arise, subject to the following limitations:

- that any issue will only be of a class of shares already in issue;
- that this authority is valid until the Company's annual general meeting provided it shall not extend beyond 15 months from the date it is obtained;
- that a press announcement giving full details, including the impact on net asset value and earnings per share, will be published at the time of any issue representing on a cumulative basis within one year, 5% or more of the number of shares of that class in issue prior to the issues;
- that issues in the aggregate in terms of this authority will not exceed 15% of the number of shares in the Company's issued share capital in any one year;
- in determining the price at which an issue of shares will be made in terms of this authority the maximum discount permitted will be 10% of the weighted average traded price of the shares in question, as determined over the thirty days prior to either the date that the price is determined or agreed by the directors of the Company; and
- that any such issue will only be made to public shareholders as defined by the JSE Securities Exchange SA.

The approval of a 75% majority of the votes cast by shareholders present or represented by proxy at this meeting are required for this ordinary resolution to become effective.

6 **Ordinary Resolution No. 6**
RESOLVED: That all the unissued shares in the capital of the Company be placed under the control of the directors as a general authority in terms of section 221(2) of the Companies Act, 1973 (Act 61 of 1973), as amended ("the Act"), who are hereby authorised to allot and issue shares in the capital of the Company to those persons and upon such terms and conditions as the directors in their sole discretion deem fit, subject to the provisions of the Act and the requirements of the JSE Securities Exchange SA.

7 **Ordinary Resolution No. 7**
RESOLVED: That in accordance with the rules of Randgold (1993) Share Option Scheme the definition 1.4 "employee" be deleted and substituted with the following: "1.4 "employee" Anyone who holds salaried employment with the Company or any of its subsidiaries including a director (whether or not holding salaried employment with the Company or any of its subsidiaries).

By order of the Board

David Haddon
Secretary

Registered Office: 5 Press Avenue, Selby, Johannesburg

Analysis of Shareholding

31 December 2002

	Number of holders	% of holders	Number of shares	% of issued shares
OWNERSHIP OF SHARE CAPITAL ON THE CERTIFICATED AND UNCERTIFICATED LIST OF SHAREHOLDERS AS AT 31 DECEMBER 2002				
Public Shareholders				
■ Banks & Nominees	93	5.46	13 570 036	31.06
■ Companies & Other Corporate Bodies	85	4.99	11 685 913	26.74
■ Individuals	1 478	86.74	17 688 988	40.48
■ Investment Trusts & Pension Trusts	45	2.64	743 691	1.70
■ Insurance Companies	3	0.18	7 600	0.02
Total	**1 704**	**100**	**43 696 228**	**100.00**
Public Shareholders				
■ 1 - 10 000	1 576	92.49	1 378 524	3.15
■ 10 001 - 25 000	53	3.11	877 960	2.01
■ 25 001 - 50 000	21	1.23	753 229	1.72
■ 50 001 - 500 000	43	2.52	6 738 184	15.42
■ 500 001 - 1000 000	5	0.29	3 261 085	7.46
■ 1 000 001 & Over	6	0.35	30 687 246	70.23
Total	**1 704**	**100**	**43 696 228**	**100**

SHAREHOLDERS HOLDING 5% OR MORE OF ISSUED SHARE CAPITAL

According to information received by directors, the following shareholders held more than 5% of the Company at 31 December 2002:

Holder				
■ Consolidated African Mines Limited*			9 820 216	22.28
■ Bank of New York – ADRs			14 855 867	33.71

* *This includes 698 216 ordinary shares held by Consolidated Mining Corporation Limited, a wholly owned subsidiary of Consolidated African Mines Limited, and 1 122 000 ordinary shares held by JCI Limited.*

Corporate Directory

Randgold & Exploration Company Limited
Registration Number: 1992/005642/06
Nasdaq trading symbol: RANGY
ISIN Number: ZAE000008819
Share Code: RNG

DIRECTORS
R A R Kebble
D Ashworth*
H C Buitendag
G Fischer
** British*

SECRETARY AND REGISTERED OFFICE
D J Haddon
5 Press Avenue, Selby 2025
Johannesburg, South Africa
(PO Box 82291, Southdale 2135)
Telephone: +27 (11) 309 6000
Fax: +27 (11) 837 2396
E-mail: haddond@randgold.co.za

REGISTRARS
Computershare Investor Services Limited
70 Marshall Street, Johannesburg, 2001
(PO Box 61051, Marshalltown, 2107)
Telephone: +27 (11) 370 7700
Fax: +27 (11) 834 2446

UNITED STATES DEPOSITARY
American Depositary Receipts
The Bank of New York
Shareholders Relations Department
101 Barclay Street,
New York, NY, 10286

AUDITORS
PricewaterhouseCoopers Inc
Chartered Accountants (SA)
Registered Accountants and Auditors

PRINCIPAL BANKERS
Standard Bank of South Africa Limited

LEGAL COUNSEL
Bowman Gilfillan Inc

INVESTOR RELATIONS
To obtain additional information about the Company or to be placed on the Company's distribution list, please contact:
Kathy du Plessis
Randgold Investor Relations
PO Box 87386
Houghton 2041
South Africa
Telephone: +27 (11) 728 4701
Fax: +27 (11) 728 2547
E-mail: randgold@dpapr.com
www.randgold.co.za

Shareholders' Diary

Financial Year End	31 December
Annual General Meeting	28 August 2003
Announcement of Interim Results	13 August 2003

Proxy

for the annual general meeting to be held on Thursday, 28 August 2003

RANDGOLD & EXPLORATION COMPANY LIMITED

(INCORPORATED IN THE REPUBLIC OF SOUTH AFRICA)
REGISTRATION NUMBER 1992/005642/06

I/We ______________________________

of ______________________________

being the holders of ______________ ordinary shares

hereby appoint ______________________________

of ______________________________

or failing him ______________________________

of ______________________________

or failing him, the chairman of the meeting as my/our proxy to vote for me/us and on my/our behalf at the annual general meeting of shareholders of the Company to be held in the Boardroom, 5 Press Avenue, Selby, Johannesburg at 11:00 on Thursday, 28 August 2003 and at every adjournment of that meeting.

**(Please indicate with an "X" or tick in the appropriate space below how you wish your votes to be cast.)*

Agenda item	Vote for	Vote against	Abstain
1 **Ordinary resolution No. 1** Adoption of the directors' report and annual financial statements			
2 **Ordinary resolution No. 2** Re-appoint PricewaterhouseCoopers Inc. as auditors of the Company			
3 **Ordinary resolution No. 3** Election of director			
a) HC Buitendag (member of Audit and Remuneration Committees)			
4 **Ordinary resolution No. 4** Fixing of the remuneration of the directors			
5 **Ordinary resolution No. 5** Authorising the directors to issue shares for cash			
6 **Ordinary resolution No. 6** Placing the unissued shares under the control of the directors			
7 **Ordinary resolution No. 7** Substitute Definition 1.4 of the Randgold (1993) Share Option scheme			

Signed at ______________ *on* ______________ *2003*

Signature(s) ______________________________

Assisted by me ______________________________

(WHERE APPLICABLE) Full names of signatory if signing in a representative capacity. **Please use block letters.**

Notes to Proxy

Instructions for signing and lodging the annual general meeting proxy form.

1 **A form of proxy is only to be completed by those shareholders who are:**

(a) holding shares in certified form; or

(b) recorded on sub-register electronic form in "own name".

2 **All other beneficial owners who have dematerialised their shares through a Central Securities Depository Participant ("CSDP") or broker and wish to attend the annual general meeting, must provide the CSDP or broker with their voting instructions in terms of the relevant custody agreement entered into between them and the CSDP or broker.**

3 A deletion of any printed matter and the completion of any blank spaces need not be signed or initialled. Any alterations must be signed, not initialled.

4 The chairman shall be entitled to decline to accept the authority of the signatory:

(a) under the power of attorney; and

(b) on behalf of a company;

unless the power of attorney or authority is deposited at the office of the Company's registrars being Computershare Services Limited, 70 Marshall Street, Johannesburg, 2001, South Africa not less than 48 hours (Saturdays, Sundays and public holidays excluded) before the time for holding the meeting.

5 The signatory may insert the name of any person(s) whom the signatory wishes to appoint as his proxy in the blank spaces provided for that purpose.

6 When there are joint holders of shares and if more than one such joint holders be present or represented, then the person whose name appears first in the register in respect of such shares or his proxy, as the case may be, shall alone be entitled to vote in respect thereof.

7 The completion and lodging of this form of proxy will not preclude the signatory from attending the meeting and speaking and voting in person thereat to the exclusion of any proxy appointed in terms hereof should such signatory wish to do so.

8 If the signatory does not indicate in the appropriate place on the face hereof how he wishes to vote in respect of any resolutions, his proxy shall be entitled to vote as he deems fit in respect of that resolution.

9 The chairman of the general meeting may reject or accept any proxy form which is completed other than in accordance with these instructions, provided that he is satisfied as to the manner in which a member wishes to vote.

10 If the shareholding is not indicated on the form of proxy, the proxy will be deemed to be authorised to vote the total shareholding registered in the shareholder's name.

REGISTRARS

Computershare Investor Services Limited

70 Marshall Street, Johannesburg

Telephone: +27 (11) 370-7700

African symbol writing was used throughout the continent until as recently as the middle of the 20th century as a universal form of communication designed to transcend language differences.

In common with other pictographic languages such as Japanese or Chinese, the various African symbols do not represent single characters: each expresses a whole word or, more often, a complete idea. Different ideas could be portrayed by slight alterations and additions to the symbols.

Symbol writing took on a wide range of forms. Urgent messages were burnt onto calabashes or message sticks; less immediate communications were woven into message mats; and ideas of a more permanent nature, especially those intended for future generations, were engraved on drums, pottery and the walls of dwelling places. Some typical African symbols appear throughout this report.



Greatness

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